    FIRST SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH, DATED JUNE 16, 1999

                             IGC ACQUISITION CORP.

                          A WHOLLY-OWNED SUBSIDIARY OF

                             SECURITY SERVICES PLC

                                HAS AMENDED ITS

                           OFFER TO PURCHASE FOR CASH

     AND IS NOW OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            INTEK GLOBAL CORPORATION

                                       AT

                             $3.0125 NET PER SHARE


      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK

      CITY TIME, ON MONDAY, AUGUST 16, 1999, UNLESS THE OFFER IS EXTENDED.

     The following information amends and supplements the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase") of IGC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Security Services plc, a public limited company incorporated under the laws of England and Wales ("Parent"), pursuant to which Purchaser offered to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Intek Global Corporation, a Delaware corporation (the "Company"), at a price of $2.75 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required transfer and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). This first supplement to the Offer to Purchase (the "First Supplement") provides information with respect to an increase in the Offer Price and Merger Consideration from $2.75 per Share to $3.0125, an extension of the expiration date of the Offer to August 16, 1999, and certain other additional information.

     This First Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this First Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Terms used but not defined in this First Supplement have the meanings set forth in the original Offer to Purchase.

     Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the "Information Agent") or Lazard Freres & Co. LLC (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this First Supplement. Additional copies of this First Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

     THE OFFER TO PURCHASE, THIS FIRST SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL AS DEFINED HEREIN CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO. LLC

August 2, 1999

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             INCREASE OF THE OFFER PRICE AND MERGER CONSIDERATION;
                   EXTENSION OF EXPIRATION DATE OF THE OFFER

     On July 15, 1999, Purchaser and Parent amended the Offer to: (i) increase the Offer Price and the Merger Consideration from $2.75 per Share to $3.0125 per Share and (ii) extend the initial Expiration Date to 12:00 midnight, New York City time, on August 3, 1999, in each case pursuant to the terms of the Memorandum of Understanding entered into by counsel for the Company, Securicor, the Company's directors and the plaintiffs in connection with the proposed settlement of three class action lawsuits filed relating to the Offer and the Merger. The Expiration Date subsequently was further extended to 12:00 Noon, New York City time, on August 16, 1999. The increase in the Offer Price and the Merger Consideration and the extension of the Expiration Date to August 16, 1999 are reflected in Amendment No. 1 to the Merger Agreement, dated as of July 30, 1999, among Parent, Purchaser and the Company (the "First Amendment"). For a description of the lawsuits and the Memorandum of Understanding, see "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals" in this First Supplement.

                                TENDERING SHARES

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either: (a) complete and sign the Letter of Transmittal previously delivered by Purchaser or Parent (or a facsimile thereof) or the revised Letter of Transmittal that accompanies this First Supplement in accordance with the instructions in the Letters of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to such Letters of Transmittal, and mail or deliver the Letters of Transmittal (or such facsimile) together with the certificate(s) representing such Shares and any other required documents to Shareholder Services, L.L.C. (the "Depositary") or tender such Shares pursuant to the procedures for book-entry transfer set forth under "THE TENDER
OFFER -- Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     Any stockholder who desires to tender such stockholder's Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth under "THE TENDER OFFER -- Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER AND RECEIVE THE INCREASED OFFER PRICE. STOCKHOLDERS WHO HAVE TENDERED SHARES PURSUANT TO THE GUARANTEED DELIVERY PROCEDURE SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE "THE TENDER
OFFER -- PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" IN THE OFFER TO PURCHASE.

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

                             ADDITIONAL INFORMATION

SPECIAL FACTORS

     1. BACKGROUND OF THE OFFER.  The discussion set forth in "SPECIAL
FACTORS -- Background of the Offer" in the Offer to Purchase is hereby amended as follows:

     To amend the last paragraph on page 6 and the carry-over paragraph on page 7 to read in their entirety as follows:

     "On February 23, 1999, Lazard met with the Securicor Board Committee to discuss the six-year business plan. Lazard explained to the committee that, in its view, the plan was speculative because, among other things, it assumed that the Company would have access to substantial additional financing beyond the funds already committed by Securicor, without consideration as to the likelihood of the Company being able to obtain such financing from unaffiliated third parties or the terms of any such financing. In addition, it also assumed that the Company would introduce a VHF product in late 1999 which would produce substantial revenues and profits relatively quickly notwithstanding that the product was not yet fully developed and it was not clear that the market would develop to the extent, and within the time frames, contemplated by the plan. It also assumed that a substantial part of the Company's business going forward would consist of the RoamerR One business, which is also in a relatively early phase of growth."

     To amend the last three paragraphs on page 8 and the carry-over paragraph on page 9 to read in their entirety as follows:

     "During the week of April 19, 1999, Mr. Shiver received a report prepared over the prior several months by Richard O'Hara (the "O'Hara Report"), the member of Company management primarily responsible for the Company's activities in the VHF market.

     The O'Hara Report identified those segments of the refarming market in which the Company believes it will be able to compete successfully. These markets consist primarily of governmental organizations and rural utilities, which were estimated to represent a potential market of approximately $770 million through the year 2005. The O'Hara Report concluded that the Company would likely realize revenues later than initially expected, with most of such revenues being realized closer to the FCC mandated deadline of 2005 for new radio equipment to be more spectrally efficient. The O'Hara Report indicated that the Company believed consumers would be unlikely to invest substantial amounts in new equipment well in advance of the 2005 FCC deadline. The O'Hara Report also indicated that sales of the Company's VHF products would be delayed until such products completed beta testing and the Company further developed its plan for marketing and distributing this new equipment.

     On April 22, 1999, Mr. Shiver, Mr. O'Hara and George Naspo (the Executive Vice President of the Company) met with Mr. Griffiths and Roger Wiggs (the Chief Executive of Securicor) to discuss the O'Hara Report.

     On April 23, 1999, the Company's Board held a meeting at which the Independent Committee updated the Company's Board regarding the discussions held by Bear Stearns with Lazard relating to Securicor's informal indication of interest. The Independent Committee reported that it would not be in a position to make a recommendation to the Company's Board to accept a proposal from Securicor, if made, at the level reflected in the latest informal indication of interest, due to its inadequacy. The directors who are employees of affiliates of Purchaser were not present during this portion of the meeting. Following the discussion of Securicor's indication of interest, the directors who are employees of an affiliate of Purchaser joined the meeting and there was a discussion of the O'Hara Report. Mr. Frank was not present during the discussion of the O'Hara Report and Mr. Noam was present for a part of such discussion.

     On April 29, 1999, at an Independent Committee meeting, the O'Hara Report was discussed. In addition, at this meeting Bear Stearns informed the Independent Committee that the management of the Company had advised Bear Stearns that certain assumptions in the Company's six-year business plan

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

needed updating, and had delivered several projected "scenarios" to reflect the updated assumptions. Mr. Shiver joined the meeting by telephone and expressed management's view that certain assumptions in such plan needed updating in light primarily of the then current status of delays in the anticipated development of the VHF product market as discussed in the O'Hara Report and reduced margins on the Company's land mobile radio equipment sales resulting from increased competition. Mr. Shiver expressed management's belief that, in light of the foregoing, its previous forecasts had been aggressive and needed to be revised. Mr. Shiver then left the call. The Independent Committee revisited with Bear Stearns whether, if Securicor made an offer at $2.75 per share, Bear Stearns would issue a fairness opinion after adjusting its analyses to reflect the updated information. Bear Stearns indicated that to complete its analyses, it could not rely on the scenarios presented by the management of the Company, but would instead need the Company to update its forecasts based on the updated operating assumptions described by Mr. Shiver."

     To amend the third full paragraph on page 9 to read in its entirety as follows:

     "At a May 10, 1999 Independent Committee meeting, the Independent Committee decided that although ultimately it might recommend a proposal at a price of $2.75 per share, it would instruct Bear Stearns, as part of the Independent Committee's negotiating strategy of encouraging a higher proposal, to communicate to Lazard that although the Independent Committee was still dissatisfied with the informal indication of interest at $2.75 per share, the Independent Committee was prepared to proceed to discuss the other terms that might form a part of an offer by Securicor, subject to the understanding that any merger agreement should contain only very limited representations and warranties and minimal closing conditions."

     To replace the fourth full paragraph on page 11 with the following:

     "Following the Company Board meeting, on June 8, 1999 Mr. Shiver received a letter via facsimile from The World Team Corporation ("WorldTeam") expressing an interest in "beginning due diligence towards possibly making a more competitive offer" to acquire the Company. In the letter, WorldTeam describes itself as "a start-up wireless communication venture that is in the advanced arrangements of securing US$250 million via a single equity investor" and whose three founders "have more than 30 years of senior management experience from AT&T, Nextel and McCaw Cellular Communications." Although the letter sought a response from the Company only in the event that the Company decided to turn down Securicor's proposal, the Independent Committee instructed Bear Stearns to contact WorldTeam to seek further information about WorldTeam, its interest in the Company and its ability to consummate a transaction with the Company.

     Bear Stearns was unsuccessful in trying to contact WorldTeam by telephone and therefore sent an e-mail to WorldTeam on June 21, 1999 requesting the further information specified by the Independent Committee. WorldTeam responded on the same date by sending back a "standard WorldTeam non-disclosure agreement" providing for a mutual exchange of information to be kept confidential by each party. On June 23, 1999, Bear Stearns sent WorldTeam a revised draft of the non-disclosure agreement prepared by GDC and advised WorldTeam that the revisions were to reflect the fact that the agreement should initially only cover financial and other background information to be provided by WorldTeam to the Company necessary to establish if WorldTeam was a credible potential purchaser. Bear Stearns received an e-mail response from WorldTeam on June 23, 1999 indicating that a non-disclosure agreement that was not mutual was unacceptable. Bear Stearns called WorldTeam on June 25, 1999 and explained that if the information provided by WorldTeam was satisfactory to establish WorldTeam's credibility, the Company would then enter into a separate non-disclosure agreement with WorldTeam regarding the disclosure to WorldTeam of information regarding the Company. WorldTeam responded that it was unwilling to share any information given that it was planning to close its equity financing in the next two to three weeks. WorldTeam also stated that it was not in fact interested in making an offer to purchase the Company as a whole but rather in potentially forming a joint venture or other business arrangement with Securicor regarding the RoameR One business. WorldTeam further stated that it would like to suspend further discussions until after the closing of its financing, at which point it would contact Bear Stearns again.

WorldTeam asked if it was possible for Bear Stearns to put it in touch with Securicor at that time. Bear Stearns indicated that it did not represent Securicor, but stated that WorldTeam was welcome to call Bear Stearns or Securicor at that time. WorldTeam said to expect its call in mid-July. Neither Bear Stearns nor Securicor has heard anything further from WorldTeam since that time. Based on these developments, the Independent Committee has concluded that it would not be productive to pursue further discussions with WorldTeam. Moreover, the Independent Committee has concluded that the WorldTeam communications have done nothing to call into question the Independent Committee's assumption that no third party would be willing to offer more than Securicor and it has therefore not caused the Independent Committee to revisit its fairness determination.

     Three class action lawsuits have been filed against the Company, Securicor, and the Company's directors relating to the Offer. During the period from mid-June through July 8, 1999, counsel for the Company, Securicor and the Company's directors and counsel for the plaintiffs in these lawsuits engaged in various discussions regarding the possible settlement of these lawsuits. In early July 1999, the parties to the lawsuits agreed to the terms of a settlement, which were reflected in a Memorandum of Understanding executed by the parties on July 8, 1999. See "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals" for a description of the lawsuits and the settlement."

     Following the execution of the Memorandum of Understanding, the members of the Independent Committee engaged in discussions with GDC and Bear Stearns about the terms of the settlement outlined in the Memorandum of Understanding, including, among other things, the proposed increase in the consideration payable in the Offer and the Merger from $2.75 per Share to $3.0125 per Share and the extension of the expiration date of the Offer.

     On July 14, 1999, WGM distributed for review by the members of the Independent Committee, GDC and Bears Stearns a preliminary draft of the First Amendment, reflecting (i) the increase in the Offer Price and the Merger Consideration from $2.75 per Share to $3.0125 per Share and (ii) the extension of the expiration date of the Offer, in each case pursuant to the terms of the Memorandum of Understanding.

     Between July 14, 1999 and July 21, 1999, the members of the Independent Committee continued to engage in discussions with GDC regarding the fairness of the Offer, as amended by the First Amendment. During this period, the Independent Committee also consulted with Mr. Shiver to determine whether there had been any material change in the Company's business or business prospects since June 7, 1999, the date when the Independent Committee resolved to recommend the approval of the Offer at $2.75 per Share. Based on these discussions, the Independent Committee determined that there had been no material change in the Company's business or business prospects since June 7, 1999.

     On July 15 and 16, 1999, the Independent Committee and GDC held discussions with Bear Stearns about whether it would be advisable to request that Bear Stearns deliver in connection with the First Amendment an additional opinion that that Offer Price, as increased pursuant to the First Amendment, is fair to the Company's stockholders (other than Securicor and its affiliates) from a financial point of view. Based on these discussions, the Independent Committee concluded that it was not necessary for Bear Stearns to render such an opinion. In reaching its determination, the Independent Committee considered that: (a) there had been no material change in the Company's business or business prospects since June 7, 1999 when Bear Stearns delivered its written opinion to the Independent Committee that the $2.75 per Share Offer Price is fair to the Company's stockholders (other than Securicor and its affiliates) from a financial point of view; (b) the cost of obtaining an additional fairness opinion from Bear Stearns would be substantial and outweighed any benefit to be derived therefrom; and (c) the Offer Price and the Merger Consideration had increased from $2.75 per Share to $3.0125 per Share.

     The First Amendment subsequently was approved by the Independent Committee and was signed by Parent, Purchaser and the Company on July 30, 1999."

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

     2. RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER. The discussion set forth in "SPECIAL FACTORS -- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" in the Offer to Purchase is hereby amended as follows:

     To replace the first two lines of the last paragraph on page 11 in the Offer to Purchase with the following:

     "In determining that the Offer Price was fair to the public stockholders of the Company and resolving to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the Board, the Independent Committee considered a number of factors, including:"

     To replace paragraph s) on page 13 in the Offer to Purchase with the following:

     "s) Detailed analyses presented by Bear Stearns, including an analysis of current and historical market prices and trading information relating to the Company's common stock, valuation based on discounted cash flow analysis, and consideration, to the extent Bear Stearns deemed relevant, of comparable transactions and valuation parameters of comparable publicly traded companies, which analyses were evaluated in detail by the Independent Committee and adopted by them;"

     To add at the end of "SPECIAL FACTORS -- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" in the Offer to Purchase the following:

     "The Independent Committee did not authorize Bear Stearns to conduct an auction for the Company because Securicor had indicated that it was not then interested in selling its Shares. The Independent Committee also believed that an auction was unlikely to attract any bidders in view of the fact that no other potential bidders contacted the Company to express interest from the time Securicor announced its intention to consider various alternatives relating to its debt and equity investments in the Company to the time the Board decided to recommend the Securicor transaction."

     3. OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE. The discussion set forth in "SPECIAL FACTORS -- Opinion of Financial Advisors to the Independent Committee" in the Offer to Purchase is hereby amended as follows:

     To replace the last four paragraphs of Page 14 and the carry-over paragraph on page 15 of the Offer to Purchase with the following:

     "The Company, on behalf of the Independent Committee, retained Bear Stearns on February 3, 1999 after interviewing Bear Stearns regarding its qualifications to act as the Independent Committee's financial advisor in connection with its evaluation of strategic alternatives for the Company, including any proposal received from Securicor.

     On February 25, 1999, Bear Stearns made a presentation to the Independent Committee and, separately, to the Company Board (excluding the two directors who are employees of affiliates of Purchaser). As part of this presentation, Bear Stearns reviewed the work it had performed to date and discussed the business plan developed by the Company. Bear Stearns then outlined various valuation parameters and methodologies that potentially could be used in a valuation of the Company. The presentation concluded with a discussion of potential financing alternatives in light of the Company's projected capital needs.

     On March 18, 1999, Bear Stearns made a presentation to the Independent Committee with respect to the preliminary financial analyses that had been performed by Bear Stearns. As part of this presentation, Bear Stearns reviewed and discussed the Company's financial projections and evaluated the Company's cash flows in the context of these projections. Bear Stearns then reviewed the trading performance of the Company's stock and discussed a preliminary valuation framework for the Company. In addition, Bear Stearns analyzed the capital needs of the RoameR One business under various market development scenarios and the Midland business' sales and cash flows. Finally, Bear Stearns concluded the presentation with a review of proposed courses of action in response to the Securicor indication of interest.

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

     On June 7, 1999, Bear Stearns delivered its written opinion to the Independent Committee to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Offer Price was fair, from a financial point of view, to the public stockholders of the Company (the "Bear Stearns Opinion").

     THE FULL TEXT OF THE BEAR STEARNS OPINION, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS SET OUT IN ANNEX A HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE FULL TEXT OF THE BEAR STEARNS PRESENTATIONS (AS DEFINED BELOW) IS SET OUT IN EXHIBITS (b)(5) AND (b)(6) TO THE
SCHEDULE 13E-3 AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE BEAR STEARNS OPINION AND THE BEAR STEARNS PRESENTATIONS CAREFULLY IN THEIR ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY BEAR STEARNS, AS WELL AS THE LIMITATIONS ON THE INFORMATION CONSIDERED AND ANALYSIS PRESENTED. THE SUMMARY OF THE BEAR STEARNS OPINION AND THE BEAR STEARNS PRESENTATIONS SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION AND SUCH PRESENTATIONS.

     The Bear Stearns Opinion and the presentations of February 25, 1999 and March 18, 1999 (the "Bear Stearns Presentations"), intended for the benefit and use of the Independent Committee, did not constitute a recommendation to the Independent Committee or to the Company Board in connection with the Merger Agreement or the Offer and does not constitute a recommendation to any holder of Shares as to whether to tender shares in connection with the Offer. Bear Stearns was not requested to opine as to, and its opinion does not address, the Company's underlying business decision to proceed with or effect the Merger. The Bear Stearns Opinion and the Bear Stearns Presentations are necessarily based upon economic, monetary, market and other conditions, and the information made available to it, as of the date of such opinion and presentations. It should be understood that, although subsequent developments may affect the conclusions reached in the Bear Stearns Opinion and in the Bear Stearns Presentations, Bear Stearns does not have any obligation to, and does not intend to, update, revise or reaffirm its opinion or its presentations."

     To replace the first full paragraph on page 17 in the Offer to Purchase with the following:

     "The full text of Bear Stearns' written presentations delivered to: (i) the Independent Committee and the Company Board on February 25, 1999, (ii) the Independent Committee on March 18, 1999 and (iii) the Independent Committee on June 7, 1999 have been included as Exhibits (b)(5), (b)(6) and (b)(2), respectively, to the Schedule 13E-3, and the foregoing summary is qualified in its entirety by reference to such exhibits. The full text of Bear Stearns' Presentations will be available for inspection and copying at the principal offices of the Company during regular business hours by any holder of Shares or such holder's representative who has been so designated in writing. Also, copies of Bear Stearns' Presentations will be delivered to any holder of Shares or such holder's representative who has been so designated in writing upon written request and at the expense of such holder."

     4. ANALYSIS OF FINANCIAL ADVISOR TO SECURICOR. The discussion set forth in "SPECIAL FACTORS -- Analysis of Financial Advisor to Securicor" in the Offer to Purchase is hereby amended to read in its entirety as follows:

     "4. Analysis of Financial Advisor to Securicor

     Securicor retained Lazard to act as its financial advisor in connection with a strategic review of Securicor's debt and equity investments in the Company, including the potential acquisition by Securicor of the Shares held by the public stockholders of the Company. Securicor did not request that Lazard provide, nor did Lazard provide, any opinion as to the fairness of the Offer to Securicor or its stockholders, the Company, the holders of the Shares or any other person or perform any independent examination or investigation of the Company's business or assets. Lazard's presentation and discussion materials referred to below were for the benefit of and directed to Securicor and do not constitute recommendations to the holders of the Shares as to whether such stockholders should or should not tender the Shares pursuant to the Offer.

     As part of the engagement, Securicor requested that Lazard perform certain valuation analyses with respect to the Company and make a presentation to the Securicor Board at a meeting held on February 4, 1999. The Company had no role in Securicor's selection of Lazard or in formulating any of the terms under which Lazard was to prepare its presentation.

     In preparing its February 4, 1999 presentation and its February 23, 1999 discussion materials referred to below, Lazard relied upon the accuracy and completeness of all the information it analyzed or reviewed in connection with these presentation and discussion materials and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the Company's assets or liabilities or concerning the solvency of or issues relating to solvency concerning the Company.

     With respect to the three-year business plan, the six-year business plan and any other financial or operating information furnished by or with respect to the Company or during discussions with the Company's management, Lazard assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Lazard assumed no responsibility for such forecasts or the assumptions on which they were based. The Lazard presentation and the discussion materials were necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, February 4, 1999 and February 23, 1999, respectively.

     In preparing its February 4, 1999 presentation to the Securicor Board,
Lazard:

          (i) analyzed certain historical business and financial information relating to the Company;

          (ii) reviewed the three-year business plan provided by the Company to each of the Company directors in December 1998, which was the only plan available to Lazard at the time of the presentation to the Securicor Board on February 4, 1999, and other data provided to Lazard by the Company relating to the Company's business;

          (iii) held discussions with members of senior management of the Company with respect to the business and prospects of the Company;

          (iv) reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally comparable to those of the Company;

          (v) reviewed the historical stock prices and trading volumes of the Shares; and

          (vi) conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

     At the February 4, 1999 meeting with the Securicor Board, Lazard, in order to assist the Securicor Board in its consideration of the proposed acquisition of the Shares held by the public stockholders of the Company, delivered a written and oral presentation analyzing, from a financial point of view, the consideration to be offered to the holders of the Shares pursuant to the Offer. Lazard, prior to making its oral presentation to the Securicor Board, distributed to members of the Securicor Board copies of its written presentation. In delivering its presentation to the Securicor Board, Lazard discussed certain financial and summary comparative analyses. The following is a summary of Lazard's written presentation to the Securicor Board:

     Historical Stock Price Analysis. Lazard compared (i) the 20-day average trading price of $1.31 per Share, (ii) the 52-week high trading price of $4.75 per Share and (iii) the 52-week low trading price of $1.03 per Share to the closing price of $1.44 per Share on January 15, 1999, the last trading day before Securicor filed its most recent Schedule 13D with respect to the Company on January 19, 1999. These analyses revealed a discount of 9%, a premium of 230% and a discount of 28%, respectively.

     Premiums Paid Analysis. Lazard reviewed the premiums paid in selected technology transactions of a relatively similar size to the proposed acquisition. Lazard reviewed the premiums paid over recent trading prices of the target company stock in each such transaction. The selected transactions reviewed by Lazard reflected a change of control premium, which would not be relevant to this transaction. Using this information, Lazard determined a relevant reference range of premiums paid of approximately 25% to 39%. Lazard applied this range of premiums to the closing price of $1.44 per Share on January 15, 1999. This analysis yielded a per Share value ranging from approximately $1.80 to $2.00.

     Minority Transactions Analysis. Lazard reviewed the premiums paid in other recent transactions in which a parent company acquired the publicly-held shares of its majority-owned subsidiary. Lazard reviewed the premiums paid over recent trading prices of the publicly-held shares of the subsidiary in each such transaction. The selected transactions reviewed by Lazard do not reflect a change of control premium. Using this information, Lazard determined a relevant reference range of premiums paid of approximately 22% to 29%. Lazard applied this range of premiums to the closing price of $1.44 per Share on January 15, 1999. This analysis yielded a per Share value ranging from approximately $1.75 to $1.85.

     Discounted Cash Flow Analysis. Lazard performed a discounted cash flow analysis of the Company's projected cash flows based solely on the three-year business plan presented to Securicor by the Company in December 1998. This analysis yielded a per Share value ranging from approximately $1.75 to $2.25.

     Based on each of the foregoing analyses, Lazard determined a per Share value ranging from approximately $1.75 to $2.25. Lazard did not at that time perform an analysis of the six-year business plan provided by the Company to each of the directors on February 14, 1999, because that business plan was not finalized at the time of Lazard's presentation to the Securicor Board.

     After Lazard made the presentation to the Securicor Board on February 4, 1999, Securicor requested that Lazard, as part of its engagement, assess the Company's six-year business plan provided by the Company to each of the Company directors on February 14, 1999 and discuss with the Securicor Board Committee certain analyses with respect to the projections contained therein.

     Securicor did not request that Lazard provide any opinion as to the fairness of the Offer to Securicor or its stockholders, the Company or the holders of the Shares or perform any independent examination or investigation of the Company's business or assets, nor did Lazard do so. Lazard's analyses discussed below were prepared for the benefit of and directed to Securicor and do not constitute a recommendation to the holders of the Shares as to whether such stockholders should or should not tender the Shares pursuant to the Offer.

     In preparing its analysis and discussion with the Securicor Board Committee, Lazard:

          (i) analyzed certain historical business and financial information relating to the Company;

          (ii) reviewed the six-year business plan provided by the Company to each of the Company directors in February 1998 and the three-year business plan provided by the Company to each of the Company directors in December 1998;

          (iii) held discussions with members of senior management of the Company with respect to the business and prospects of the Company;

          (iv) reviewed the premiums paid of certain business combinations involving technology companies in lines of business Lazard believed to be generally comparable to those of the Company; and

          (v) reviewed the historical stock prices and trading volumes of the Shares.

     At the February 23, 1999 meeting with the Securicor Board Committee, Lazard, in order to assist the Securicor Board Committee in its consideration of the proposed acquisition of the Shares held by the minority stockholders of the Company, discussed with the Securicor Board Committee the Company's six-year business plan and provided certain analyses with respect to the projections contained therein. Lazard, prior to discussing its analyses, distributed to members of the Securicor Board Committee copies of discussion materials. At the meeting, Lazard discussed certain financial and summary comparative analyses. The following is a summary of Lazard's written discussion materials provided to the Securicor Board Committee:

     Recent Stock Price Performance and Trading Volume Analysis. Lazard examined the historical trading price of the Shares for the period beginning January 15, 1999, the last trading day before Securicor filed its January 19
Schedule 13D with respect to the Company, and ending February 18, 1999. During this period, the trading price of the Shares increased approximately 41%, from $1.44 per Share to $2.03 per Share. Lazard also examined the average daily trading volume for the Shares for the same period. The average daily trading volume over this period increased by approximately 69% compared to the average daily trading volume over the ten previous trading days in 1999, and increased by approximately 22% over the 1998 average daily trading volume.

     Discounted Cash Flow Analysis. Lazard performed a DCF analysis of the Company's projected cash flows for each business segment, based solely on the six-year business plan as presented by the Company to each of the Company directors in February 1999. The projections and assumptions underlying this business plan, as presented by the Company, are referred to below as the "as given" business plan assumptions. DCF is defined as discounted cash flow. The DCFs for the Company were calculated using different discount rates and EBITDA terminal values for each business segment. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The discount rates utilized for each of the RoameR One, Midland and LMT business segments ranged from 17.5% to 22.5%, 15% to 20% and 15% to 20%, respectively. The EBITDA terminal multiples utilized for the fiscal year ending December 31, 2004, for each of the RoameR One, Midland and LMT business segments ranged from 12x to 14x, 8x to 10x and 8x to 10x, respectively. Assuming 42.3 million shares outstanding as of September 30, 1998, and that the Company had drawn down $15 million from its credit agreement with Securicor, this analysis yielded a per Share value ranging from approximately $4.79 to $8.41.

     In addition, Lazard performed a series of DCF sensitivity analyses of the Company's projected cash flows, which included adjustments to the RoameR One and Midland business segments to reflect the potential downside risk in the projections for those business segments. Lazard also sensitized the analysis by adjusting the discount rates and EBITDA terminal values as applied to the DCFs of the RoameR One business segment to take into account potential execution and market risks relating to that business segment and the expected lack of free cash flows from that business until 2003. The adjustments to the "as given" business plan assumptions and the adjustment to the discount rates and EBITDA terminal values are referred to as the "stress test" valuation sensitivities. The "stress test" valuation sensitivities included the following:

     - higher discount rates ranging from 25% to 30% instead of discount rates ranging from 17.5% to 22.5% for the RoameR One business segment;

     - 2003 EBITDA terminal value instead of 2004 EBITDA terminal value for the RoameR One business segment;

     - decreased subscriber growth with respect to the RoameR One projections;

     - decreased service revenue with respect to the RoameR One business segment; and

     - decreased sales with respect to the Midland business segment.

     Other than the valuation sensitivities discussed in this paragraph, all other valuation assumptions in this analysis remained consistent with the "as given" business plan assumptions. The individual "stress test" valuation sensitivities reduced the valuation implied by the analysis of the "as given" business plan assumptions by $0.92 to $4.59 per Share. Lazard believed that each of the risks reflected by these valuation sensitivities could occur on its own or in combination with one or more of the others to result in a variety of more severe downside scenarios. Based on that understanding, Lazard highlighted the low end of the equity valuation range for the Company implied by the "as given" business plan assumptions ($4.79), and reduced it by applying the high end valuation impact from the most severe ($4.59) and the least severe ($1.73) individual "stress test" valuation sensitivities, which indicated a value per Share ranging from $0.20 to $3.06.

     Premiums Paid Analysis. Lazard reviewed the premiums paid in 346 selected recent technology transactions valued between $100 million and $1 billion that were announced between January 1, 1995 and January 15, 1999, all of which transactions reflect change of control premiums. The information with respect to the premiums paid in these transactions was obtained from Securities Data Company. The median premiums paid for the selected transactions over the common stock trading prices one day and four weeks prior to the announcement date were approximately 25% to 39%, respectively. Lazard applied the above premiums to the closing price of $1.44 per Share on January 15, 1999, the last trading day before Securicor filed its January 19 Schedule 13D with respect to the Company. This analysis yielded a per Share value ranging from approximately $1.80 to $2.00.

     Minority Transactions Analysis. Lazard reviewed the premiums paid in 53 recent transactions in which a parent company acquired those shares of its majority-owned subsidiary that the parent did not own, which transactions do not reflect a change of control premium. The information with respect to the premiums paid in these transactions was obtained from Securities Data Company. The median premiums paid for the selected transactions over the common stock trading prices one day and four weeks prior to the announcement date were approximately 22% to 29%. Lazard applied the above premiums to the closing price of $1.44 per Share on January 15, 1999. This analysis yielded a per Share value ranging from approximately $1.75 to $1.85.

     The summaries set forth above do not purport to be complete descriptions of the analyses performed by Lazard, but describe the material elements of the presentation made by Lazard to the Securicor Board on February 4, 1999 and the discussion materials provided by Lazard to the Securicor Board Committee on February 23, 1999. The preparation of such a presentation and the discussion materials involved a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summaries set forth above without considering the analyses as a whole could create an incomplete or misleading view of the process underlying Lazard's preparation of its presentation and the discussion materials. No company or transaction used in the analyses described above as a comparison is identical to the Company or the Offer. In preparing its presentation and the discussion materials, Lazard considered the results of all such analyses and did not assign relative weights to any of the analyses. The analyses were prepared solely for the purpose of Lazard providing its presentation to the Securicor Board and discussion with the Securicor Board Committee in connection with Securicor's strategic review of Securicor's investment in the Company, including a proposed acquisition of the Shares held by the minority stockholders of the Company, and do not purport to be appraisals or necessarily reflect the prices at which the Company or its securities actually may be sold, which may be significantly more or less favorable than as set forth in these analyses.

     The presentation of Lazard to the Securicor Board on February 4, 1999 and the discussion between Lazard and the Securicor Board Committee on February 23, 1999 were only two of many factors taken into consideration by the Securicor Board in making its determination to approve the Offer. In addition, the Offer Price and the form of consideration were determined through arm's-length negotiations between the Independent Committee and Securicor.

     Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard was selected to act as investment banker to Securicor because of its expertise and its reputation in investment banking and mergers and acquisitions.

     In the ordinary course of its business, Lazard and its affiliates may actively trade in the securities of Securicor or the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in the securities of Securicor or the Company. Lazard has performed investment banking and other services for Securicor in the past.

     The full text of Lazard's February 4, 1999 written presentation delivered to Securicor's Board of Directors and February 23, 1999 discussion materials delivered to the Securicor Board Committee have been included as Exhibit (b)(3) and (b)(4), respectively, to the Schedule 13E-3, and the foregoing summary is qualified in its entirety by reference to such exhibits. For a description of the fees payable to Lazard in connection with its engagement, see "THE TENDER OFFER -- Certain Fees and Expenses." The full text of Lazard's written presentation and discussion materials will be available for inspection and copying at the principal offices of Securicor during regular business hours by any holder of Shares or such holder's representative who has been so designated in writing. Also, a copy of Lazard's written presentation will be delivered to any holder of Shares or such holder's representative who has been so designated in writing upon written request and at the expense of such holder."

     5. REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER. The discussion set forth in the fifth paragraph of "SPECIAL FACTORS -- Reasons of Parent and Purchaser for the Offer and the Merger; Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase is hereby amended to read in its entirety as follows:

     "Parent and Purchaser believe that the Tender Offer and the Merger are fair to the Company's stockholders (excluding affiliates of Securicor). Parent and Purchaser base their belief on the following factors: (i) an Independent Committee that consisted of directors who are neither designees of Securicor or its affiliates nor officers of the Company was appointed to represent the interests of the stockholders of the Company (other than Securicor and its affiliates); (ii) the Independent Committee retained and was advised by independent legal and financial advisors; (iii) the fact that the Independent Committee unanimously concluded that (a) the Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Securicor and its affiliates), and (b) the price per Share to be paid in the transaction was fair to stockholders (other than Securicor and its affiliates) and recommended to the full Company Board that the Company Board approve the Merger Agreement substantially in the form presented to the Independent Committee; (iv) notwithstanding the fact that Bear Stearns' opinion was addressed to the Independent Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Independent Committee received an opinion from Bear Stearns that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders (excluding affiliates of Securicor) from a financial point of view;
(v) the analysis of Securicor's financial advisor described above under "-- Analysis of Financial Advisor to Securicor," which analysis was evaluated in detail by Parent and Purchaser and adopted by them; (vi) the fact that the Offer and the Merger provide Company stockholders (excluding affiliates of Securicor) with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares on Nasdaq prior to the announcement of the Securicor proposal; and (vii) the other factors enumerated by the Independent Committee as supporting their recommendation of the Offer and the Merger. See "-- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger."

     6. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER; SHARE OWNERSHIP. The discussion set forth in the first paragraph of "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is hereby amended to read in its entirety as follows:

     "In considering the recommendation of the Company Board, stockholders of the Company should be aware that certain members of the Company Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. Stockholders should also be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. These actual or potential conflicts include the following: (i) Securicor beneficially owns approximately 70.73% of the outstanding Shares and may be deemed to control the Company and (ii) certain directors of the Company have or have had relationships with Securicor or its affiliates (Mr. Wiggs is the Chief Executive Officer of Securicor, Mr. Wilkinson is the Financial Director of Securicor Communications, Mr. Shiver served as a member of the Board of

Directors of Securicor Communications until late January 1999 and Mr. Wareham received a speaking fee for a presentation to Securicor unrelated to the Company's business). In addition, no unaffiliated representative was retained to act solely on behalf of the unaffiliated public stockholders for the purpose of negotiating the terms of the proposed transaction or preparing a report concerning the fairness of the Offer. The Independent Committee and the Company Board were aware of these actual or potential conflicts of interest and considered them in connection with its recommendation."

THE TENDER OFFER

     1. CERTAIN INFORMATION CONCERNING THE COMPANY. The discussion set forth in "THE TENDER OFFER -- Certain Information Concerning the Company" in the Offer to Purchase is hereby amended to read in its entirety as follows:

     "Except as otherwise stated below, the information set forth below in this "Certain Information Concerning the Company" section has been taken from the Company's Annual Report on Form 10-K filed with the Commission for the fiscal year ended September 30, 1998 (the "1998 Annual Report") and from the Company's Quarterly Report on Form 10-Q filed with the Commission for the quarter ended March 31, 1999 (the "March 1999 Quarterly Report"), in each case as amended to the date of this First Supplement. The information not so taken has been otherwise supplied by the Company. The following information is qualified in its entirety by reference to the 1998 Annual Report and March 1999 Quarterly Report and all other reports and documents filed by the Company with the Commission.

     ALTHOUGH NEITHER PARENT NOR PURCHASER HAS ANY KNOWLEDGE THAT ANY SUCH INFORMATION IS UNTRUE, NEITHER PARENT NOR PURCHASER TAKES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF INFORMATION CONTAINED IN THIS OFFER TO PURCHASE WITH RESPECT TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION.

     Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60621. Copies of such reports, proxy statements and other materials may be obtained by mail at prescribed rates, from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company are also available for inspection at The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, DC 20006-1500.

     General. The Company is a Delaware corporation incorporated in 1969, with its principal executive offices located at 99 Park Avenue, New York, New York 10016. The Company is a provider of spectrum efficient wireless communications technology, products and services.

     Directors and Executive Officers. The name, address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Company is set forth in Schedule I hereto.

     Selected Consolidated Financial Data. Set forth below is certain selected financial information of the Company and its consolidated subsidiaries. More comprehensive financial information is included in the most recent copies of the Company's 1998 Annual Report on Form 10-K and its March 1999 Quarterly Report on Form 10-Q (including management's discussion and analysis of results of operations and financial position) and other documents filed with the Commission. A copy of the financial statements included in the reports, is reproduced as Schedule III to the Offer to Purchase and Annex 1 to this First Supplement.

                                                                           SIX MONTHS ENDED
                                         YEAR ENDED SEPTEMBER 30,             MARCH 31,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
                                        (in thousands, except per share data and share amounts)
STATEMENT OF OPERATIONS DATA:
Total revenues........................  $    42,284    $    35,654    $    17,283    $    12,766
Total costs and expenses..............       68,222         97,196         30,187         25,195
Operating loss........................      (25,938)       (61,542)       (12,904)       (12,429)
Net loss..............................      (26,999)       (64,419)       (14,277)       (15,036)
Loss applicable to common
  shareholders........................      (27,999)       (66,463)       (14,870)       (16,358)
Net loss per share applicable to
  common shareholders.................        (0.74)         (1.58)         (0.35)         (0.38)
Weighted average number of common
  shares outstanding..................   37,885,371     42,151,142     42,128,258     42,303,038
BALANCE SHEET DATA:
Total assets..........................  $   112,565    $    80,114    $   109,039    $    84,534
Working capital.......................       21,289         10,928          6,619        (11,541)
Long term debt........................       24,577         32,836         17,641         31,442
Shareholders' equity (deficit)........       53,848         (8,454)        38,800        (24,568)
OTHER DATA:
Coverage of deficiencies of earnings
  to fixed and preferred
  dividends(1)........................           --             --             --             --
Book value per share..................  $      1.28    $     (0.20)   $      0.93          (0.58)

---------------
(1) The deficiency of earnings to fixed charges for the years ended September 30, 1997 and 1998 and the six months ended March 31, 1998 and 1999 was ($29,157), ($66,463), ($14,870) and ($16,358), respectively.

FORECASTS

     The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, the Company has made available certain non-public projected financial information regarding the Company to Bear Stearns, the Independent Committee, Lazard and Securicor in connection with their respective reviews of the transactions contemplated by the Offer and the Merger. Such information included, among other things, three sets of forecasts prepared by the Company of consolidated total revenues, gross profit, EBITDA, operating income and net income to common stockholders for certain future fiscal years, which are set forth in the tables below.

     In late December 1998, the Company provided a three-year business plan, including base case and growth case financial forecasts (collectively, the "December Forecast"), to each of the directors on the Company Board. Securicor subsequently provided the December Forecast to Lazard for use in connection with its due diligence. On February 14, 1999, the Company provided a six-year business plan, including financial forecasts (the "February Forecast"), to each of the directors on the Company Board and Bear Stearns. Bear Stearns subsequently provided the February Forecast to Lazard. In May 1999, the Company provided an updated six-year business plan, including financial forecasts (the "May Forecast"), to each of the directors on the Company Board and Bear Stearns. Bear Stearns subsequently provided the May Forecast to Lazard.

     Set forth below are the December, February and May Forecasts, in each case with a summary of the principal underlying assumptions. Each forecast reflects the then most recent financial performance of the Company and its prospects, including the Company's analysis of the anticipated financial impact of all sales, licensing, marketing and development agreements then in effect.

DECEMBER FORECAST

                                                                   YEAR ENDING SEPTEMBER 30,
                                                              -----------------------------------
                                                               1999          2000           2001
                                                              ------    ---------------    ------
                                                                        ($ in millions)
Base Rate
Total revenues..............................................  $ 57.5        $ 80.5         $104.2
Gross profit................................................    18.6          28.7           38.1
EBITDA......................................................    (9.0)          4.6           14.8
Operating income (loss).....................................   (14.7)         (3.5)           4.4
Net loss applicable to common stockholders..................   (23.9)        (16.7)         (10.8)

                                                                   YEAR ENDING SEPTEMBER 30,
                                                              -----------------------------------
                                                               1999          2000           2001
                                                              ------    ---------------    ------
                                                                        ($ in millions)
Growth Case
Total revenues..............................................  $ 57.5        $ 97.2         $134.1
Gross profit................................................    18.6          35.0           49.3
EBITDA......................................................    (9.0)          6.7           18.5
Operating income (loss).....................................   (14.7)         (0.5)          11.1
Net loss applicable to common stockholders..................   (23.9)        (13.2)          (2.4)

     December Base Case Forecast Assumptions:

     The December Base Case Forecast was prepared as a three-year plan covering fiscal years 1999 through 2001 and based on the trends reflected in the Company's fiscal 1999 operating budget finalized by the Company in September 1998 (as adjusted for the actual cost of new licenses acquired by the Company in the Phase II license auction). Revenues, costs and expenses were forecasted using the Company's then current pricing and cost structure and cost reductions in equipment purchases that were expected to result from increased sales volume. The significant assumptions underlying the December Base Case Forecast include the following:

     Subscriber Service Revenue. Subscriber service revenue was based on adding 12,500 new subscribers only in RoameR One's existing markets during fiscal 1999 and increasing the number of new subscribers by 10% for each of the two subsequent years. Growth was limited to 10% due to the anticipated costs associated with obtaining new subscribers and the uncertainty of the Company's ability to finance more rapid growth.

     Product Sales Revenue. The product sales revenues were based on sales of three primary product lines: (i) 220 MHz linear modulation products; (ii) VHF linear modulation products; and (iii) land mobile radio ("LMR") products. Product sales revenues in the US for fiscal 2000 were forecasted by annualizing the projected product sales revenue of the fourth quarter of fiscal 1999. 220 MHz and VHF products were projected to be sold primarily during the last half of fiscal 1999, with the fourth quarter reflecting the largest sales volume. Product sales revenues for fiscal 2001 were forecasted to increase by 32% over fiscal 2000 based on the assumption that the products would have achieved more widespread acceptance in the market by that time. The forecasts for fiscal 2000 and 2001 included only a limited amount of sales to the National Rural Telecommunications Cooperative ("NRTC") because that relationship was in the early development stage. Product sales revenues generated by the Company's UK-based third party manufacturing unit for fiscal 2000 and 2001 were forecasted using the projected growth rate for fiscal 1999.

     Technology Revenue. The technology revenue was based primarily on global licensing of the Company's narrowband linear modulation technology and product development contracts generated by the Company's UK technology group. Technology revenue was forecasted for 2000 by annualizing the projected technology revenue of the fourth quarter of fiscal 1999. Technology revenue was forecasted to increase by 2% in 2001.

     Gross Profit Margin. Sales volume, pricing, and costs of products and services all impact the Company's gross profit. The Company used its then current cost and pricing structure to forecast revenue and the cost of goods and services sold, including appropriate unit cost reductions resulting from increased sales volumes. The gross profit margins reflected in the December Base Case Forecast were approximately 32%, 36% and 37% in fiscal 1999, 2000 and 2001, respectively. The increase in the later years is expected to result from forecasted increases in sales and product cost reductions.

     Expenses. Operating expenses consist of sales and marketing expenses, general and administrative expenses, and depreciation and amortization. The expenses were forecasted using the Company's fiscal 1999 operating budget as the baseline. Sales and marketing expenses were projected to increase on average by 8% a year throughout the forecast period. The annual increase in these expenses reflects the costs associated with higher projected sales volumes. General and administrative expenses were projected to decline by approximately 10% in fiscal 2000 and increase by approximately 3% in fiscal 2001. The 10% decrease in fiscal 2000 was expected to result from the consolidation of certain functions and process improvement initiatives. Depreciation and amortization were calculated based on the forecasted tangible and intangible assets required to support the business.

     December Growth Case Forecast Assumptions:

     In addition to the December Base Case Forecast described above, the Company prepared a December Growth Case Forecast based on the following alternative assumptions:

     Subscriber Services Revenue. Subscriber service revenue was based on adding 12,500 new subscribers in existing markets in fiscal 1999 and increasing the number of new subscribers to 20,900 in fiscal 2000 and 31,400 in fiscal 2001, respectively.

     Product Sales Revenue. VHF, 220MHz and LMR product sales for fiscal 2000 and 2001 were forecasted to increase at a rate of 40% in each year.

     Technology Revenue. The assumptions used were substantially the same as those used in the December Base Case Forecast.

     Gross Profit Margin. The assumptions used were substantially the same as those used in the December Base Case Forecast.

     Expenses. Expenses were forecasted using the Company's fiscal 1999 operating budget as the baseline. Sales and marketing expenses increased on average by 15% a year throughout the forecast period due to higher projected sales volumes than were reflected in the December Base Case Forecast. General and administrative expenses were forecasted to increase 2% and 6% for fiscal 2000 and 2001, respectively, due to the larger projected sales volume in the December Growth Case Forecast. Depreciation and amortization were unchanged from the December Base Case Forecast.

FEBRUARY FORECAST

                                                      YEAR ENDING SEPTEMBER 30,
                                       --------------------------------------------------------
                                        1999      2000      2001      2002      2003      2004
                                       ------    ------    ------    ------    ------    ------
                                                           ($ in millions)
Total revenues.......................  $ 56.9    $ 77.9    $127.5    $190.8    $257.1    $312.8
Gross profit.........................    11.9      19.6      36.2      64.1     101.5     140.7
EBITDA...............................   (10.2)     (6.8)     (2.8)     13.0      43.3      80.8
Operating income.....................   (16.6)    (13.7)    (11.6)      0.5      26.5      62.0
Net income to common stockholders....   (23.4)    (22.2)    (21.6)    (11.7)     13.1      53.0

     February Forecast Assumptions:

     The February Forecast extended the forecast to six years based on the Company's strategic business plan and reflected business developments since the December Forecast. The operating cost structure was increased to support the anticipated increased revenues described below. The February Forecast reflected the following assumptions.

     Subscriber Service Revenue. The February Forecast increased the RoameR One subscriber growth to reflect the new licenses acquired in the Phase II license auction. The Company assumed that such licenses would enable RoameR One to enter 60 of the top 100 metropolitan statistical areas ("MSA's") in the US through fiscal 2003, generating approximately 300,000 new subscribers over the five-year period.

     Product Sales Revenue. Product sales were forecasted to increase significantly to reflect the Company's new distribution arrangements with NRTC (which were not fully reflected in the December Forecast) and significantly higher VHF product sales based on the Company's then current assessment of its VHF market opportunities. The Company assumed at the time of the February Forecast that revenues from VHF product sales would grow rapidly in anticipation of the acceptance of linear modulation technology in the VHF "refarming" market. The February Forecast eliminated the UK-based third party manufacturing product sales after 1999 because the unit was a non-core operation and was assumed to be sold within one year. The February Forecast included additional revenues to be generated from the use by NRTC of the Company's network monitoring and customer services as the NRTC developed its 220 MHz network.

     Technology Revenue. The February Forecast modestly lowered projected revenue generated by the technology group to reflect the Company's current projections based on firm contracts and estimated probability of potential contracts.

     Gross Profit Margin. The forecasted gross profit margins were 21%, 25%, 28%, 34%, 40% and 45% in fiscal 1999 through 2004, respectively. The higher margins in the later years result primarily from the anticipated increase in RoameR One's subscriber service revenue in subsequent years and the decrease in customer acquisition costs decreased as a percentage of revenue.

     Expenses. The Company's fiscal 1999 operating budget expenses were used as the baseline to project the future operating expenses. Projected sales and marketing expenses, as a percentage of revenues, averaged 15% throughout the forecast period. This increase is due primarily to RoameR One's projected expansion into the 60 MSA's on a nationwide basis. General and administrative expenses, starting in fiscal 2001, were forecasted to increase by approximately $4 million a year to accommodate this RoameR One expansion, as well as higher product sales volumes. Depreciation and amortization were calculated based on the forecasted tangible and intangible assets required to support the business.

MAY FORECAST

                                                       YEAR ENDING SEPTEMBER 30,
                                         ------------------------------------------------------
                                         1999     2000      2001      2002      2003      2004
                                         -----    -----    ------    ------    ------    ------
                                                           ($ in millions)
Total revenues.........................  $44.5    $69.6    $105.0    $153.3    $201.0    $240.3
Gross profit...........................   11.1     15.8      26.4      48.9      80.3     114.2
EBITDA.................................  (12.7)    (8.8)     (9.2)      2.9      29.5      63.8
Operating income.......................  (18.8)   (15.8)    (18.0)     (9.6)     12.7      45.0
Net income to common stockholders......  (28.8)   (25.2)    (29.6)    (24.3)     (3.9)     32.8

     May Forecast Assumptions:

     The May Forecast reflects the assumptions used to generate the February Forecast, adjusted for updated assumptions related to certain parts of the Company's US distribution business only. Sales, marketing and other operating expenses were reduced to reflect the reductions in revenue outlined below. The May Forecast reflected the following assumptions:

     Subscriber Service Revenue. No changes were made to the RoameR One subscriber service revenue forecast from those used in the February Forecast.

     Product Sales Revenue. Sales of VHF products were projected to be realized later than originally anticipated and the volume of sales was reduced based on the conclusions in the O'Hara Report. LMR product gross margins were reduced to reflect current and anticipated pricing pressure in the marketplace. The additional revenues included in the February Forecast from anticipated network monitoring and customer service revenues from NRTC were revised to reflect lower anticipated usage by NRTC than originally forecasted, based on the Company's most recent information from NRTC.

     Technology Service Revenue. No changes were made to the Company's UK based technology group forecast from those used in the February Forecast.

     Gross Profit Margin. The forecasted gross profit margins were 25%, 23%, 25%, 32%, 40% and 48% in fiscal 1999 through 2004, respectively. The changes in gross profit margins from the February Forecast are the direct result of the changes in the product revenue assumptions outlined above.

     Expenses. Sales and marketing and general and administrative expenses were reduced from those reflected in the February Forecast to reflect the reductions in projected revenue described above. Depreciation and amortization remained the same as in the February Forecast.

     The forecasts reflect the Company's forecast of the enumerated items on a stand-alone basis and without reflecting any potential synergies from the acquisition of the Company by Purchaser.

     The forecasts were prepared by the Company solely for internal use, were not prepared in accordance with generally accepted accounting principles or with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding projections, and were not prepared with the assistance of, or reviewed by, the Company's independent accountants. Such forecasts are included in this Offer to Purchase solely because such information was furnished to Bear Stearns, the Independent Committee, Lazard and Securicor. While presented with numerical specificity, the forecasts were based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, availability and cost of capital, inflation rates and future business conditions. Therefore, such forecasts are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the forecasts. None of the Company, Bear Stearns, the Independent Committee, Lazard or Securicor is under any obligation, or has any intention, to update the projections at any future time, except as may otherwise be required by law."

     2. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is hereby amended to read in its entirety as follows:

     "The total amount of funds required by Purchaser and Parent to consummate the Offer and the Merger and to pay related fees and expenses (excluding payments to be made in respect of options exercised after June 7, 1999 or in connection with the cancellation of outstanding options and warrants) is estimated to be approximately $50.8 million. Purchaser intends to obtain the funds required by it from capital contributions and/or loans from Parent. Parent intends to fund such capital contributions from its available cash resources or from capital contributions and/or loans from its ultimate parent company, Securicor. The Offer and Merger are not conditional on Purchaser obtaining financing.

     Securicor is a company incorporated under the laws of England and Wales and is one of the 100 largest companies (measured by market capitalization) listed on the London Stock Exchange. Securicor's market capitalization as of July 16, 1999 was in excess of $5 billion. In fiscal 1998, Securicor's consolidated revenues were approximately $1.8 billion and its profits were approximately $82 million. At March 31, 1999, Securicor's consolidated net current assets were approximately $62 million.

     3. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. The discussion set forth in "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase under the heading "Lawsuits" is hereby amended to read in its entirety as follows:

     "Lawsuits: The Company, Securicor and the Company's directors have been named as defendants in a class action lawsuit filed on June 7, 1999 in the Court of Chancery of the State of Delaware following the Company's announcement on that day of the Offer. The complaint alleges, among other things, that the Company, Securicor and the Company Board have suppressed the price of the Shares by, among other things, suppressing material information so that Securicor can purchase the publicly-held Shares at an inadequate price. The complaint alleges claims for breaches of fiduciary duty to the Company's public stockholders and seeks injunctive relief, unspecified compensatory and/or rescissory damages, attorneys' fees and costs, and other relief relating to the Offer and the Merger.

     The Company, Securicor and the Company's directors have been named as defendants in a second class action lawsuit filed on June 11, 1999 in the Court of Chancery of the State of Delaware following the Company's announcements on June 7, 1999 of the Offer and on June 10, 1999 that the Company Board had approved the Offer. The complaint alleges that Securicor has timed the Offer to take advantage of the investments made by the Company from its inception through 1998. The complaint alleges that the Company, Securicor and the Company's directors have breached their fiduciary duties to the Company's public stockholders by offering to purchase the Shares it does not already own for grossly inadequate consideration and without adequate procedural protections customarily afforded public stockholders under such circumstances. The complaint seeks preliminary and permanent injunctive relief, unspecified compensatory and/or rescissory damages, and costs and disbursements, including attorneys' and experts' fees, relating to the Offer.

     The Company, Securicor and the Company's directors have been named as defendants in a third class action lawsuit filed on June 17, 1999 in the Court of Chancery of the State of Delaware. The complaint, including the relief sought, is virtually identical to the class action complaint filed on June 11, 1999 that is described above.

     The plaintiffs in the class action lawsuit originally filed on June 7, 1999 filed an amended complaint on June 21, 1999. As indicated in the related notice of filing, the amended complaint is "in full substitution" of the prior complaint. The amended complaint alleges, among other things, that the Company, Securicor and the Company Board suppressed the price of the Shares by, among other things, suppressing material information so that Securicor could purchase the publicly-held Shares at an inadequate price. The amended complaint also alleges that the defendants breached their fiduciary duties to the Company's public stockholders and that the Schedule 14D-1 and Schedule 14D-9 relating to the Offer failed to disclose allegedly material information. The amended complaint seeks injunctive relief, unspecified compensatory and/or rescissory damages, attorneys' fees and costs, and other relief relating to the Offer and the Merger.

     On July 8, 1999, counsel to the parties to the three pending class actions (the "Pending Actions") entered into a Memorandum of Understanding setting forth an agreement in principle regarding the potential settlement of the Pending Actions (the "Memorandum of Understanding"). Pursuant to the terms of the Memorandum of Understanding, the Offer Price and the Merger Consideration will be increased from $2.75 per Share to $3.0125 per Share. The Memorandum of Understanding provided that the contemplated settlement was subject to the plaintiffs in the Pending Actions taking two depositions on or before July 10, 1999. The plaintiffs then had the right to withdraw from the settlement within 96 hours following the completion of the depositions if they discovered material new facts as a result of the depositions that would, in the reasonable opinion of the plaintiffs' counsel, render the settlement not fair or adequate under the circumstances. The referenced depositions were taken on July 7 and July 8, 1999 and, on July 9, 1999, counsel to the plaintiffs informed Securicor that they had waived their right to withdraw from the settlement.

     The Memorandum of Understanding provides that, as promptly as reasonably practicable, (i) the defendants are to amend the Merger Agreement to reflect the increase in the Offer Price and the Merger Consideration and (ii) the Offer to Purchase is to be amended to reflect the increased Offer Price and to extend the Expiration Date from midnight on July 14, 1999 to midnight on July 29, 1999 (subsequently agreed by the parties to be extended to a date initially during the first week of August 1999 and, thereafter, to August 3, 1999). The Merger Agreement was so amended by the First Amendment. The Memorandum of Understanding also provides that each of the named plaintiffs in the Pending Actions will cause all Shares "owned" (as defined in Section 203(c)(9) of the DGCL) by such plaintiff to be tendered in the Offer.

     The Memorandum of Understanding requires that the parties to the Pending Actions attempt in good faith to agree upon and execute as soon as practicable
(i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the complaints filed in the Pending Actions and all related claims described in the Memorandum of Understanding, and (ii) such other documentation as may be required to obtain any and all necessary or appropriate court approvals of the Stipulation, upon and consistent with the terms set forth in the Memorandum of Understanding. The Stipulation will provide for the dismissal of all such claims with prejudice. The Stipulation will also provide for the release of all claims of members of the plaintiff class, whether known or unknown, against the defendants in the Pending Actions and any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, direct and indirect subsidiaries, general partners, limited partners, partnerships, heirs, executors, administrators, successors and assigns (collectively, the "releasees"), whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought against any of the releasees in any of the Pending Actions, and/or that relates in any way to (i) any claim that any action by any of the releasees, or any failure of any of the releasees to take any action, affected the price of the Shares, (ii) the acquisition or ownership of equity securities of the Company or its affiliates by Securicor or any of the releasees, (iii) loans made to the Company or its affiliates by Securicor or any of the releasees, (iv) the fiduciary duties of any of the releasees to stockholders of the Company, (v) the announcement made by Securicor on January 19, 1999, (vi) the Offer, (vii) the Merger, (viii) the negotiation, consideration or formulation of the Offer or the Merger, (ix) the disclosure obligations of any of the releasees in connection with the Offer or the Merger, or (x) any other claim, other than claims for appraisal of shares pursuant to Section 262 of the DGCL, relating in any way to any of the foregoing.

     The settlement contemplated by the Memorandum of Understanding is subject to "final court approval," which is defined to mean the issuance by the court of an order approving the settlement in accordance with the Stipulation, with such order being finally affirmed on appeal or no longer being subject to appeal. The Memorandum of Understanding expressly acknowledges that, at the sole option of the defendants, the Merger may be consummated prior to court approval of the settlement and that it is expected that the Merger will be consummated prior to final court approval of the settlement.

     Pursuant to the Memorandum of Understanding, the Stipulation will also provide that if final court approval of the settlement and dismissal of the Pending Actions by the court with prejudice has been obtained in accordance with the Stipulation, the plaintiffs and their counsel of record in the Pending Actions will jointly apply to the court for an award of attorneys' fees and expenses (including, but not limited to, fees of plaintiffs' counsels' financial advisor) in an aggregate amount not to exceed $1,432,000. The Memorandum of Understanding provides that the plaintiffs and their counsel intend to request that plaintiffs' counsel be permitted to pay $10,000 of the foregoing fees as special payments to certain of the named plaintiffs (a total of $40,000). Defendants and their counsel agreed in the Memorandum of Understanding not to oppose plaintiffs' and plaintiffs' counsels' application for attorneys' fees, expenses and special payments to plaintiffs, provided that the application does not exceed the specified amounts. The Memorandum of Understanding further provides that, subject to certain conditions and any order of the court, any such attorneys' fees and expenses awarded by the court to plaintiffs and plaintiffs' counsel shall be paid by the Company (or any successor in interest).

     The Memorandum of Understanding, by its terms, will be null and void and of no force and effect if: (i) the Merger is not effectuated for any reason whatsoever or (ii) final court approval of the settlement does not occur for any reason.

     The Company, each of its directors, and Securicor have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the settlement to eliminate the burden and expense of further litigation and to permit the Offer and the Merger to proceed without the risk of injunctive or other relief.

     The foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which has been filed as an exhibit to Amendment No. 1 to the Schedule 14D-1 and the
Schedule 13E-3 relating to the Offer."

     4. FINANCIAL STATEMENTS OF THE COMPANY. The financial statements of the Company set forth in Schedule III of the Offer to Purchase are hereby amended to read in their entirety as set forth in Annex 1 hereto.

     5. ADJUSTMENT TO NUMBER OF OUTSTANDING SHARES OF THE COMPANY. The Company has informed Parent and Purchaser that the number of Shares issued and outstanding as of June 9, 1999 has been increased by 8,000 to 42,311,038 following the presentation to the Company of an old stock certificate of a predecessor company which entitles the holder of such certificate to Shares of the Company. The Company has also informed Parent and Purchaser that, in part as a result of the increase in the Offer Price and Merger Consideration from $2.75 to $3.0125 per Share, options to purchase an additional 289,834 Shares are exercisable (i.e., there are currently exercisable options to purchase an aggregate of 4,425,500 Shares). All references to the number of Company Shares issued and outstanding and the number of options currently exercisable, and all amounts derived therefrom, are hereby amended as appropriate to reflect the foregoing.

     6. OTHER AMENDMENTS. All references to the "Company's five-year business plan" (which was in fact a six-year business plan) are hereby amended to read the "Company's six-year business plan."

     7. MISCELLANEOUS. Parent and Purchaser have filed with the Commission amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER OFFER -- Certain Information Concerning the Company" in the Offer to Purchase (except that they may not be available at the regional offices of the Commission).
                                          IGC ACQUISITION CORP.

August 2, 1999

                                                                         ANNEX I

                      FINANCIAL STATEMENTS OF THE COMPANY

Report of Independent Public Accountants....................   F-2
Report of Independent Auditors..............................   F-3
Consolidated Statements of Operations and Comprehensive
  Income (Loss) for the years ended September 30, 1998, 1997
  and 1996..................................................   F-4
Consolidated Balance Sheets at September 30, 1998 and
  1997......................................................   F-5
Consolidated Statements of Shareholders' Equity (Deficit)
  for the years ended September 30, 1998, 1997 and 1996.....   F-6
Consolidated Statements of Cash Flows for the years ended
  September 30, 1998, 1997 and 1996.........................   F-7
Notes to Consolidated Financial Statements..................   F-8
Consolidated Statements of Operations and Comprehensive Loss
  for the three and six months Ended March 31, 1999 and
  1998......................................................  F-35
Consolidated Balance Sheets at March 31, 1999 and September
  30, 1998..................................................  F-36
Consolidated Statements of Cash Flows for the six months
  ended March 31, 1999......................................  F-37
Notes to Consolidated Financial Statements..................  F-38

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Intek Global Corporation:

     We have audited the accompanying consolidated balance sheets of Intek Global Corporation (a Delaware corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity (deficit) and cash flows for the year ended September 30, 1998, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity (deficit) and cash flows for the year ended September 30, 1997 (See Note 2), consisting of the statements of operations and comprehensive income (loss), shareholders' equity (deficit) and cash flows for Securicor Radiocoms Limited, predecessor corporation in the continuing business of Intek Global Corporation and subsidiaries for the period from October 1, 1996 through December 2, 1996 (Pre-Reverse Acquisition), and the statements of operations and comprehensive income (loss), shareholders' equity (deficit) and cash flows of Intek Global Corporation and subsidiaries for the period from December 3, 1996 through September 30, 1997 (Post-Reverse Acquisition). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intek Global Corporation and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Kansas City, Missouri,
December 16, 1998

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Securicor Radiocoms Limited:

     We have audited the accompanying statements of operations and comprehensive income (loss) and cash flows of Securicor Radiocoms Limited (predecessor company to Intek Global Corporation) for the year ended September 30, 1996. These financial statements are the responsibility of the Radiocoms' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom which are substantially the same as those used in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Securicor Radiocoms Limited for the year ended September 30, 1996, in conformity with generally accepted accounting principles used in the United States of America.

                                          BAKER TILLY
                                          Chartered Accountants

London, England
24 January 1997

                            INTEK GLOBAL CORPORATION

                  RADIOCOMS INCLUDED FROM OCTOBER 1, 1995 AND
       INTEK, ROAMER ONE, AND MIDLAND USA INCLUDED FROM DECEMBER 3, 1996

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
             ($'S IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               YEARS ENDED SEPTEMBER 30,
                                                         --------------------------------------
                                                            1998          1997          1996
                                                         ----------    ----------    ----------
Revenues
  Net product sales....................................  $   28,509    $   38,606    $   22,996
  Service income.......................................       7,145         3,678           903
                                                         ----------    ----------    ----------
Total revenues.........................................      35,654        42,284        23,899

Costs and expenses:
  Cost of product sales................................      20,142        33,146        19,853
  Cost of product sales -- inventory write-off.........          --         4,700            --
  Cost of services provided............................       7,334         1,739           231
  Sales and marketing..................................       8,360         4,214         1,268
  Research and development.............................       1,913         3,266         3,154
  General and administrative...........................      16,735        16,677         8,301
  Depreciation and amortization........................       6,711         4,480         1,510
  Restructuring charges................................       1,613            --            --
  Impairment of long-lived assets......................      34,388            --            --
                                                         ----------    ----------    ----------
Operating loss.........................................     (61,542)      (25,938)      (10,418)

Other income (expense):
  Interest.............................................      (2,862)       (2,894)       (1,715)
  Gain on sale of long term assets.....................          --           324            --
  Other................................................         (15)          351            --
                                                         ----------    ----------    ----------
Loss before income taxes...............................     (64,419)      (28,157)      (12,133)
Income tax benefit.....................................          --         1,158         3,044
                                                         ----------    ----------    ----------
Net loss...............................................     (64,419)      (26,999)       (9,089)
Less preferred dividends...............................      (2,044)       (1,000)           --
                                                         ----------    ----------    ----------
Net loss applicable to common shareholders.............  $  (66,463)   $  (27,999)   $   (9,089)

Other comprehensive income (loss):
  Foreign currency translation adjustments, net of
     tax...............................................         186        (2,588)          749
                                                         ----------    ----------    ----------
Comprehensive income (loss)............................  $  (66,277)   $  (30,587)   $   (8,340)
                                                         ==========    ==========    ==========
Net loss per share applicable to common shareholders
  (basic & diluted)....................................  $    (1.58)   $    (0.74)   $    (0.36)
                                                         ==========    ==========    ==========
Weighted average number of common shares outstanding
  (basic & diluted)....................................  42,151,142    37,885,371    25,000,000
                                                         ==========    ==========    ==========

  The accompanying notes are an integral part of these consolidated statements

                            INTEK GLOBAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
             ($'S IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   5,719    $  1,909
  Marketable securities.....................................         --       8,148
  Accounts receivable, net of allowance for doubtful
    accounts of $993 in 1998 and $863 in 1997...............      3,870       6,488
  Inventories...............................................     17,677      12,289
  Deposits..................................................      1,750          --
  Amounts due from related parties..........................        396       4,701
  Prepaid expenses and other current assets.................      1,796         894
                                                              ---------    --------
         Total current assets...............................     31,208      34,429
                                                              ---------    --------
PROPERTY AND EQUIPMENT, NET.................................     23,569      21,555

OTHER ASSETS:
  Note receivable...........................................        580         556
  Intangible assets, net....................................     20,961      48,340
  Inventory-long term.......................................      3,189       6,980
  Other.....................................................        607         705
                                                              ---------    --------
         Total other assets.................................     25,337      56,581
                                                              ---------    --------
TOTAL ASSETS................................................  $  80,114    $112,565
                                                              =========    ========

CURRENT LIABILITIES:
  Accounts payable..........................................  $   7,062    $  6,110
  Amounts due to related parties............................      2,499       2,005
  Accrued liabilities.......................................      7,420       3,928
  Deferred income...........................................         --         977
  Notes payable -- third party..............................      3,299         120
                                                              ---------    --------
         Total current liabilities..........................     20,280      13,140
                                                              ---------    --------

LONG TERM DEBT:
  Notes payable -- third party..............................      2,038          --
  Notes payable -- related party............................     30,733      24,223
  Other.....................................................         65         354
                                                              ---------    --------
         Total long term debt...............................     32,836      24,577
                                                              ---------    --------
PREFERRED STOCK -- Mandatorily Redeemable...................     35,452      21,000
                                                              ---------    --------

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT)
  Common stock, $.01 par value, 60,000,000 shares authorized
    43,305,620 and 42,398,096 shares issued at 1998 and
    1997, respectively......................................        433         424
  Capital in excess of par value............................    108,471     105,220
  Treasury stock, at cost, 1,002,582 and 465,582 shares at
    1998 and 1997, respectively.............................     (2,099)       (770)
  Accumulated deficit.......................................   (113,618)    (49,199)
  Accumulated other comprehensive income -- Currency
    translation adjustment..................................     (1,641)     (1,827)
                                                              ---------    --------
  Total shareholders' equity (deficit)......................     (8,454)     53,848
                                                              ---------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $  80,114    $112,565
                                                              =========    ========

The accompanying notes are an integral part of these consolidated balance sheets

                            INTEK GLOBAL CORPORATION

                  RADIOCOMS INCLUDED FROM OCTOBER 1, 1995 AND
       INTEK, ROAMER ONE, AND MIDLAND USA INCLUDED FROM DECEMBER 3, 1996

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       ($'S IN THOUSANDS, EXCEPT SHARES)

                                                             YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                        ----------------------------------------------------------------------------------------
                                                               CAPITAL                              ACCUMULATED        TOTAL
                                           COMMON STOCK       IN EXCESS                                OTHER       SHAREHOLDERS'
                                        -------------------    OF PAR     TREASURY   ACCUMULATED   COMPREHENSIVE      EQUITY
                                          SHARES     AMOUNT     VALUE      STOCK       DEFICIT        INCOME         (DEFICIT)
                                        ----------   ------   ---------   --------   -----------   -------------   -------------
BALANCE SEPTEMBER 30, 1995............     100,000   $ 250    $   (100)   $    --     $ (13,111)      $    12        $(12,949)
Net loss..............................          --      --          --         --        (9,089)           --          (9,089)
Foreign currency translation
  adjustments.........................          --      --          --         --            --           749             749
                                        ----------   -----    --------    -------     ---------       -------        --------
BALANCE SEPTEMBER 30, 1996............     100,000     250        (100)        --       (22,200)          761         (21,289)
Eliminate stock of Radiocoms..........    (100,000)   (250)        100         --            --            --            (150)
Purchase Radiocoms for stock..........  25,000,000     250      84,982         --            --            --          85,232
Intek shares December 3, 1996.........  14,239,416     142      26,383       (770)      (11,025)           --          14,730
Intek loss October 1, 1996 through
  December 3, 1996....................          --      --          --         --        (3,407)           --          (3,407)
Eliminate Intek historic deficit......          --      --     (14,432)        --        14,432            --              --
Adjust shares for Midland assets......    (155,000)     (1)       (644)        --            --            --            (645)
Imputed interest on warrants..........          --      --         652         --            --            --             652
Shares issued for loan extension
  fee.................................      34,000      --         203         --            --            --             203
Exercise of warrants..................   1,758,776      18       6,495         --            --            --           6,513
Write off deferred financing cost
  related to note converted to
  stock...............................          --      --        (215)        --            --            --            (215)
Shares issued for interest............      14,602      --          60         --            --            --              60
Shares issued for equipment and
  licenses purchased from ADC and
  PPC.................................   1,206,302      12       2,176         --            --            --           2,188
Employee stock grant..................     300,000       3         560         --            --            --             563
Preferred stock dividends.............          --      --      (1,000)        --            --            --          (1,000)
Net loss..............................          --      --          --         --       (26,999)           --         (26,999)
Foreign currency translation
  adjustments.........................          --      --          --         --            --        (2,588)         (2,588)
                                        ----------   -----    --------    -------     ---------       -------        --------
BALANCE SEPTEMBER 30, 1997............  42,398,096     424     105,220       (770)      (49,199)       (1,827)         53,848
Purchase treasury shares..............          --      --          --     (1,329)           --            --          (1,329)
Shares issued for licenses............     506,916       5         968         --            --            --             973
Shares issued for acquisition of Data
  Express.............................     400,608       4       1,272         --            --            --           1,276
Gain on sale of assets to related
  party...............................          --      --       3,055         --            --            --           3,055
Preferred stock dividends.............          --      --      (2,044)        --            --            --          (2,044)
Net loss..............................          --      --          --         --       (64,419)           --         (64,419)
Accumulated other comprehensive
  income -- currency translation
  adjustments.........................          --      --          --         --            --           186             186
                                        ----------   -----    --------    -------     ---------       -------        --------
BALANCE SEPTEMBER 30, 1998............  43,305,620   $ 433    $108,471    $(2,099)    $(113,618)      $(1,641)       $ (8,454)
                                        ==========   =====    ========    =======     =========       =======        ========

  The accompanying notes are an integral part of these consolidated statements

                            INTEK GLOBAL CORPORATION

                  RADIOCOMS INCLUDED FROM OCTOBER 1, 1995 AND
       INTEK, ROAMER ONE, AND MIDLAND USA INCLUDED FROM DECEMBER 3, 1996

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               ($'S IN THOUSANDS)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                              -------------------------------
                                                                1998        1997       1996
                                                              --------    --------    -------
Cash flows from operating activities:
  Net loss..................................................  $(64,419)   $(26,999)   $(9,089)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................     6,711       4,480      1,510
    Impairment of long-lived assets.........................    34,388          --         --
    Interest capitalized into principal.....................     3,527          --         --
    Stock compensation to employees.........................        --         563         --
    Other...................................................        --         350         29
  Changes in operating assets and liabilities:
    Accounts receivable and amounts due from related
      parties...............................................     4,231       1,384      3,477
    Allowance for doubtful accounts.........................       252          --         --
    Deposits................................................    (1,735)         --         --
    Inventories.............................................    (2,215)     11,376     (2,984)
    Income taxes receivable from related parties............        --       2,330         --
    Prepaid expenses and other current assets...............       (77)      1,375         67
    Accounts payable and amounts due to related parties.....     2,430         902     (1,513)
    Deposits................................................       (42)         --         --
    Accrued liabilities.....................................       112        (443)      (601)
    Accrued liabilities to related parties..................        --         342         --
    Deferred income.........................................      (667)        194     (1,209)
    Restructuring reserve...................................     1,424          --         --
    Other...................................................       526         (93)        --
                                                              --------    --------    -------
  Net cash used in operating activities.....................   (15,554)     (4,239)   (10,313)
                                                              --------    --------    -------
Cash Flows From Investing Activities:
  Proceeds from sale of marketable securities...............     7,458       1,853         --
  Expenditures for property and equipment, net..............    (7,130)     (9,226)    (1,657)
  Expenditures for FCC licenses.............................    (8,257)     (2,016)        --
  Expenditures for other long term assets...................        71      (6,477)        --
  Proceeds from sale of long term assets....................     8,500       2,311         96
  Other.....................................................       152        (428)        --
                                                              --------    --------    -------
  Net cash provided by (used in) investing activities.......       794     (13,983)    (1,561)
                                                              --------    --------    -------
Cash Flows From Financing Activities:
  Net change in bank overdraft..............................       653      (1,252)      (731)
  Proceeds from short term debt.............................     2,425          71         --
  Proceeds from long term debt..............................     1,694       4,000         --
  Proceeds from long term debt-related party................    15,515      19,452     12,463
  Repayment of long and short term debt.....................        --      (5,347)        --
  Purchase of treasury stock................................    (1,329)         --         --
  Other.....................................................        (6)        282         --
                                                              --------    --------    -------
  Net cash provided by financing activities.................    18,952      17,206     11,732
                                                              --------    --------    -------
Effect of foreign exchange rate changes on cash.............      (382)        936        (42)
                                                              --------    --------    -------
Net increase (decrease) in cash and cash equivalents........     3,810         (80)      (184)
Cash and cash equivalents at beginning of year..............     1,909         417        601
Cash acquired in reverse acquisition........................        --       1,572         --
                                                              --------    --------    -------
Cash and cash equivalents at end of year....................  $  5,719    $  1,909    $   417
                                                              ========    ========    =======
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................  $    317    $    578    $ 1,715
  Cash paid for income taxes................................        --          --         --
  Cash received for income taxes (U.K. group tax relief
    received from related party)............................        --       3,117        285

  The accompanying notes are an integral part of these consolidated statements

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     Intek Global Corporation, a Delaware corporation, is a provider of spectrum-efficient wireless communications technology, products and services. At the Annual Meeting of Shareholders held on February 18, 1998, the shareholders approved the change of the Company's name from Intek Diversified Corporation to Intek Global Corporation.

     With the exception of certain products distributed by Midland USA, Inc ("MUSA"), a Delaware corporation, and Securicor Radiocoms Limited ("Radiocoms"), a corporation formed under the laws of England and Wales, both wholly-owned subsidiaries of Intek, the communication services and products of the Company utilize linear modulation technology ("LM Technology" or "LMT"). Roamer One, Inc., a Delaware corporation and a wholly-owned subsidiary of Intek, is a provider of high quality wireless voice and data communications services in the U.S., operating on the 220-222 MHz ("220 MHz") frequency ("Roamer One Network) and Radiocoms is a manufacturer of the systems and radios used by among others, the Company's specialized mobile radio ("SMR") sites. In addition, Radiocoms, through a subsidiary, is involved in the research and development of products and other applications of LM Technology. During fiscal 1998, the Company formed Intek License Acquisition Corporation ("ILAC"), a Delaware corporation and a wholly-owned subsidiary of Intek, to participate in a Federal Communications Commission ("FCC") auction and to acquire FCC licenses from third parties.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     On December 3, 1996, Securicor Communications Limited ("Securicor"), a corporation formed under the laws of England and Wales, acquired more than a 50 percent controlling interest in Intek through the Radiocoms Acquisition (Note
4). Accordingly, the Radiocoms Acquisition was treated as a reverse acquisition for accounting purposes. Radiocoms was considered the acquiring company, although Intek was the surviving company under corporate law. The consolidated financial statements for fiscal 1996 include only the accounts of Radiocoms and its subsidiaries, all of which were wholly-owned. Included in reported results of operations for fiscal 1996 (pre-reverse acquisition period), are revenues and cost of sales of $9.0 million and $8.8 million, respectively, from the sales of products and services by Radiocoms to other current Intek subsidiaries.

     Subsequent to the date of the Radiocoms Acquisition (post-reverse acquisition periods), the consolidated financial statements include the accounts of Intek and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform with the current period presentation.

  Use of Estimates and Significant Risks

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's business, financial condition and future prospects are subject to a number of risks and contingencies. Those that the Company regards currently as among the most significant are summarized below.

     Risk of Uncertain Market Acceptance. LM Technology is a relatively new technology and there is a risk that the marketplace may not accept the potential benefits of the technology or that the technology

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES may not perform to expectations. The commercial viability of the Roamer One Network is dependent upon the performance of the LM Technology and acceptance of such technology by the marketplace. Until products utilizing LM Technology progress through the commercial development stage, manufacturing costs may be substantially higher than competing products and the Company may be forced to sell equipment below its manufactured costs.

     If Intek's products using LM Technology are not commercially accepted or do not have the capabilities the Company believes they have or can have, or manufacturing costs cannot be reduced, the future results of operations of the Company could be significantly and negatively impacted.

     Competing Services. Competition in the sale of wireless communication products and services is fierce. Given the wide variety of available wireless services, new subscribers will only be acquired if the Company has a service needed by potential subscribers and priced, along with the cost of the necessary radio equipment, attractively when compared to competing services and products. As a result, there is no assurance that the services provided on the Roamer One Network or the technology and products developed by the Company will be competitive with services, technology and products of other wireless communications companies.

     Supplier Risk. If the Company's Japanese supplier of non-LM Technology radios and accessories was no longer available, Intek's financial position and results of operations would be adversely impacted. The percentage of product sales that rely on products supported by the Company's Japanese supplier of non-LMT radios and supplies is approximately 31%, 35% and 5% in 1998, 1997 and 1996, respectively.

     Dependence on Governmental Regulation. The current and planned operations of the Company can be adversely impacted by delayed or adverse actions by various regulatory authorities and it is impossible to predict, with any certainty, how the Company's operations will be impacted by the actions of these regulatory authorities. In most international markets there are similar, and in some instances, more stringent governmental regulatory overviews regarding wireless communications services and products including those offered by the Company.

     Need for Additional Capital. The Company will require additional cash resources to fund operations if its business plan is not realized. There can be no assurance that additional financing will be available on reasonable terms or at all.

  Revenue Recognition

     With respect to the sale of equipment, including systems and site equipment, revenue is recognized upon acceptance of the equipment by the customer. The Company recognizes subscriber revenue from airtime billings upon provision of the service. In those instances where subscribers are billed for airtime service provided from sites managed by the Company, gross billings are included in service income and distributions to licensees are included in cost of services provided.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Marketable Securities

     In March 1995, Securicor acquired 925,850 shares of voting preferred stock and a warrant to acquire 291,791 shares of common stock of E.F. Johnson Company ("EFJ"), a U.S.-based communications company (the "EFJ Investment"), for $10 million. Concurrent with this transaction Radiocoms entered into an agreement with EFF to deliver to EFJ certain inventory products and to grant manufacturing and

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES technology licenses to EFJ valued at approximately $9.7 million. On June 17, 1996, Securicor transferred its EFJ Investment to Radiocoms. Radiocoms accounted for the EFJ Investment using the cost method. Under the agreement between the Company and Securicor relating to the Radiocoms Acquisition, Securicor agreed to reimburse the Company for the difference between the original $10 million carrying amount of the EFJ Investment and the proceeds the Company would receive from the sale of the EFJ Investment.

     During fiscal 1997, the Company exchanged the EFJ Investment for 374,609 shares of common stock of a publicly-traded company, Transcrypt International (the "TI Investment"), with a fair value of $8.1 million, when Transcrypt International acquired EFJ. The Company and Transcrypt International are not related parties. The $1.9 million difference between the carrying value of the EFJ Investment and the fair value of the TI Investment would be recovered from Securicor, thus no gain or loss was recognized on the exchange. At September 30, 1997, the $1.9 million difference was included in amounts due from related parties. Under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classified the TI Investment as "available for sale", and at September 30, 1997, had reflected the TI Investment at its fair value using quoted market prices published by The Nasdaq Stock Market.

     During fiscal 1998, the Company sold its TI Investment for approximately $7.4 million in a firm commitment public offering through Nationsbanc Montgomery Securities, Furman Selz and Dain Bosworth Incorporated. The Company did not recognize a realized loss from the sale of the TI Investment since the difference between the original fair value ($8.1 million) and the sales price would be recovered from Securicor pursuant to the stock purchase agreement for the Radiocoms Acquisition. During fiscal 1998, the Company received approximately $2.6 million from Securicor representing the difference between the original $10 million carrying amount of the EFJ Investment and the $7.4 million received from the sale of the TI common stock.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market and include manufacturing labor and overhead.

     Inventories at September 30 consist of the following ($'s in thousands):

                                                            1998       1997
                                                           -------    -------
Raw materials............................................  $ 5,526    $ 4,020
Work in progress.........................................    2,681      1,311
Finished goods...........................................   12,659     13,938
                                                           -------    -------
                                                            20,866     19,269
Total long term inventories..............................   (3,189)    (6,980)
                                                           -------    -------
Total current inventories................................  $17,677    $12,289
                                                           =======    =======

     At September 30, 1998 and 1997, the Company has classified approximately $3.2 million and $7.0 million, respectively, of completed base stations and components for the manufacture of additional base stations as non-current assets since there is no assurance that the inventory will be utilized by the Company or sold to third parties during the subsequent fiscal year.

     In fiscal 1997, the Company determined that certain inventory manufactured by its UK subsidiary relating to both third party products and the Company's LM products were slow-moving or obsolete. Accordingly, the Company recorded a charge of $4.7 million against the cost of product sales to reduce the value of the inventory to its estimated net realizable value.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

  Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. The Company's policy is to begin depreciation on site equipment when the site is ready for commercial use. The Company interprets "ready for commercial use" to mean that the communications site is operating at the minimum level required to provide acceptable communications services to customers. The evidence that the Company uses to determine whether the communications site is ready for commercial use is the fact that the communications site begins to generate revenues.

     Property and equipment at September 30, with their estimated useful lives, consist of the following ($'s in thousands):

                                                       ESTIMATED
                                                      USEFUL LIVES
                                                        (YEARS)        1998       1997
                                                      ------------    -------    -------
Land................................................          --      $   423    $   402
Buildings...........................................    11 to 50        2,735      3,008
Site equipment......................................          10       15,893     13,206
Production & test equipment.........................     3 to 10        4,077      3,843
Furniture, fixtures and computers...................     3 to 10        3,190      2,755
Equipment held for rental...........................     3 to  5        2,451      4,163
                                                                      -------    -------
Total property and equipment........................                   28,769     27,377
Less accumulated depreciation.......................                   (5,200)    (5,822)
                                                                      -------    -------
Property and equipment, net.........................                  $23,569    $21,555
                                                                      =======    =======

  Intangible And Long Lived Assets

     Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" ("FAS 121") requires that long-lived assets and certain identifiable intangibles, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets consist of goodwill, which represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired, and costs allocated to FCC licenses, patents and trademarks as a result of business or systems acquisitions. These assets are amortized on a straight line basis over their estimated useful lives of 15 years.

     Intangible assets at September 30, consist of the following (in thousands):

                                                            1998       1997
                                                           -------    -------
Excess of cost over fair value of net assets acquired
  (goodwill):
  Midland USA, Inc.......................................  $ 9,755    $ 9,755
  Radiocoms reverse acquisition..........................       --     38,573
  Data Express...........................................    1,386         --
                                                           -------    -------
                                                            11,141     48,328
FCC licenses acquired from third parties.................   11,333      2,899
Trademarks and patents...................................      770         --
                                                           -------    -------
          Total..........................................   23,244     51,227
Less accumulated amortization............................   (2,283)    (2,887)
                                                           -------    -------
  Intangibles, net.......................................  $20,961    $48,340
                                                           =======    =======

     The Company continually evaluates whether events and circumstances have occurred that indicate remaining estimated useful life of long-lived and intangible assets may warrant revision or that the remaining balance of these assets may not be recoverable. The Company evaluates the recoverability of its

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES long-lived and intangible assets by measuring the carrying amount of the assets against the estimated future cash flows, undiscounted without interest, associated with those assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived and intangible assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values.

     During the fourth quarter of fiscal 1998, management concluded that goodwill arising from the Radiocoms Acquisition (Note 4), attributable to Roamer One, was not recoverable. Management reached the conclusion that the Radiocoms reverse acquisition goodwill was not recoverable when the Company revised its strategic plan after the Company's success at the recent FCC auction. The Company's strategic planning process, which began during the third fiscal quarter, was concluded subsequent to the September 1998 FCC Phase II auction and included 5 year forecasts prepared for each operating subsidiary ("Strategic Forecasts"). New markets for the Company became available for spectrum and equipment sales by the Company as a result of the FCC Phase II auction and the Company's partnering arrangement with NRTC (Note 5). Prior to the FCC Phase II auction, Roamer One owned or managed site specific Phase I FCC licenses in the 220 MHz spectrum. The Company intended to build a network on a national basis attributing substantially higher forecasted growth in the Acquisition Forecasts (as defined below). Subsequent to the FCC Phase II Auction, management reconfirmed its decision to focus on vertically integrating networks in four major geographic operating areas. Such changes in strategy would result in substantially slower growth attributable to Roamer One subscriber revenues compared to forecasts prepared in connection with the Radiocoms Acquisition ("Acquisition Forecasts").

     The Strategic Forecasts anticipated that Roamer One would operate at a negative cash flow for the next five years because of the significant start up losses and capital expenditures to be incurred in building its subscriber base. Further, subscriber growth would be significantly slower than originally forecasted in the Acquisition Forecasts. The Acquisition Forecasts reflected positive operating results and cash flow in the second year of the Acquisition Forecasts. The Acquisition Forecasts reflected significant subscriber growth and system management fees generated on a national basis and reflected only very modest capital costs for the subscriber network and the FCC licenses.

     The Strategic Forecasts reflected Roamer One's performance from the date of acquisition, including the substantially higher subscriber network and the FCC license costs incurred, reflected substantially lower subscriber growth than forecasted in the Acquisition Forecasts and reflected the Company's decision to focus on vertically integrating networks in four major geographic operating areas which also generated a slower subscriber growth. Based on the projected operating losses and the negative cash flows contained in the Strategic Forecasts, management did not believe that the goodwill was recoverable and did not believe it was appropriate to select arbitrarily a shorter amortization life. Accordingly, pursuant to SFAS 121, the Company determined that changes in circumstances had occurred requiring the need to assess the impairment of Roamer One's long-lived assets. As a result, the Company recorded a charge equal to the unamortized balance of the Radiocoms reverse acquisition goodwill of approximately $34.4 million. However, under the Strategic Forecasts, Roamer One would be an integral part of the continuing operations notwithstanding Roamer One's forecasted operating and cash losses for the foreseeable future.

     Management determined that the fair value of the other long-lived assets on Roamer One's and the Company's other subsidiaries' books, consisting of site equipment, long-term inventory, FCC licenses and goodwill applicable to other acquisitions, approximated their carrying value and thus were not written down. Effective October 1, 1999, certain modifications were made to depreciation policies, which will not be material to future operating results.

     In connection with the site equipment and long-term inventory of the Company, the Company has 230 base stations in inventory and equipment from certain underutilized sites. Management believes the market for these products will begin to open when the FCC issues the Phase II licenses. The equipment is not technologically obsolete and the Company's anticipated needs for site/base stations and anticipated

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

NRTC sales and sales to others, make such assets recoverable. Prior to the recent FCC auction, there was a shortage of spectrum, which hampered equipment sales for the entire industry. The anticipated sales price for these products less costs to sell exceed the carrying value of this equipment.

     The Company can package the base stations with spectrum and sell the packages to dealers. In connection with the FCC licenses, the Phase I licenses currently owned become more valuable because the FCC removed certain restrictions. As a result, the Company has more flexibility as to their uses together with the Phase II licenses which increases the market universe of subscribers. The method used for determining fair value of the FCC licenses was the fair market value of the Phase II licenses recently auctioned by the FCC. The Company concluded that the carrying cost of the Phase I licenses was realizable. Thus, management determined that no write-downs, to the FCC licenses, were necessary.

     The Company concluded that the carrying costs of the Midland goodwill on the books of the Company was realizable based on expected cash flow from operations as evidenced by the Company's Strategic Forecasts. In connection with the Data Express goodwill, the Company has recently completed the acquisition of Data Express, and management concluded that such goodwill was not impaired.

  Accrued Liabilities

     Accrued liabilities at September 30 consist of the following ($'s in thousands):

                                                              1998      1997
                                                             ------    ------
Payroll....................................................  $1,383    $  591
Restructuring reserve......................................   1,424        --
Accrual for radio replacement..............................   1,555        --
Other......................................................   3,058     3,337
                                                             ------    ------
Total accrued liabilities..................................  $7,420    $3,928
                                                             ======    ======

  Income Taxes

     The Company and its domestic subsidiaries file consolidated Federal and combined state income tax returns. The Company accounts for income taxes in accordance with the liability method in computing deferred income taxes.

     Radiocoms files its tax returns with local U.K. tax agencies. Prior to the Radiocoms Acquisition, Radiocoms' losses were compensated for by its parent company based on the effective corporate tax rate.

     The Company provides for deferred income taxes relating to timing differences in the recognition of income and expense items (primarily relating to depreciation, amortization and certain leases) for financial and tax reporting purposes. Such amounts are measured using current tax laws and regulations.

     The Company has recorded valuation allowances against the realization of its deferred tax assets. The valuation allowance is based on management's estimates and analysis, which includes tax laws which may limit the Company's ability to utilize its tax loss carryforwards.

  Financial Instruments

     The Company's management believes that the fair value of all financial instruments approximates carrying value.

     The Company is exposed to foreign currency exchange risk related to the non-LM technology inventory purchased from its Japanese supplier. The Company periodically enters into foreign currency forward contracts to minimize the impact of currency movements on firm purchase commitments from this

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES supplier. The counterparty for these instruments is a major financial institution. The Company accounts for these foreign currency forward contracts using hedge accounting. The terms of the derivatives are set to approximate the inventory purchase dates. The Company regularly monitors its foreign currency exposures and ensures that total amount of the foreign currency forward contracts do not exceed the firm purchase commitments subject to the foreign exchange risk. Gains and losses on the foreign currency forward contracts are deferred and recognized when the related inventory purchases are recorded. The Company does not enter into derivative financial instruments for trading or speculative purposes.

     Details of the hedging of firm foreign purchase commitments as of September 30 follows (Y's and $'s in thousands):

                                                           1998        1997
                                                         --------    --------
Firm foreign purchase commitments......................  Y407,771    Y374,817
Outstanding hedge contracts............................   170,000     210,000
                                                         --------    --------
Unhedged position......................................  Y237,771    Y164,817
                                                         ========    ========
Unhedged position......................................  $  1,768    $  1,375
                                                         ========    ========
Outstanding hedge contracts at contract rate...........  $  1,270    $  1,800
Outstanding hedge contracts at fair value (based upon
  market prices at balance sheet date).................  $  1,264    $  1,762

  Foreign Currency

     The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars for consolidation and reporting purposes. Assets and liabilities are translated into U.S. dollars using the exchange rate at each balance sheet date and a weighted average exchange rate for each period is used for revenues and expenses. Cumulative translation adjustments are recorded as a separate component of shareholders' equity (deficit).

  Net Loss Per Share

     Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS is consistent with the calculation of basic EPS while giving effect to any dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding during fiscal 1998 was 42,148,964. Stock options for 4,251,666 common shares at various prices ranging from $1.688 to $6.125 were not included in the diluted EPS calculation as the effect would be anti-dilutive (Note 12). Likewise, warrants for 318,750 common shares at an exercise price of $4.59 were not included in the diluted EPS calculation as the effect would be anti-dilutive (Note 10).

  New Accounting Pronouncements

     During fiscal year 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Intek does not anticipate adopting FAS 133 early. FAS 133 must be adopted no later than the first quarter of fiscal 2000. Management of the Company has not yet evaluated the impact FAS 133 will have on the Company's financial position or results of operations.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

3. RESTRUCTURING CHARGES

     During the third quarter of fiscal 1998, the Company recorded a pre-tax restructuring charge of $1,613,000, as a result of its strategic plan which included plans to consolidate and relocate certain administrative services functions and to eliminate and deconstruct certain communications sites related to its air time services product line. Activities related to the reserve created as a result of that charge are summarized as follows (in thousands):

                                                      OFFICE
                                       STAFF          LEASE         SITE LEASE     EQUIPMENT
                                     REDUCTIONS    TERMINATIONS    TERMINATIONS     REMOVAL     TOTAL
                                     ----------    ------------    ------------    ---------    ------
Restructuring reserve -- June 30,
  1998.............................    $ 776           $210            $427          $200       $1,613
Cash payments......................     (193)           (71)             (4)          (27)        (295)
Adjustments........................       70             36               0             0          106
                                       -----           ----            ----          ----       ------
  Balance at September 30, 1998....    $ 653           $175            $423          $173       $1,424
                                       =====           ====            ====          ====       ======

     To gain efficiencies and economies of scale, the Company decided to consolidate its offices and employee base by closing its Torrance, California office and its Princeton, New Jersey office, relocate its corporate office to New York City and relocate its consolidated financial and customer service functions to Kansas City, Missouri. In connection with the Company's plans to consolidate its operations into Kansas City and to relocate its corporate office, the Company identified selected employee positions to eliminate. The employee groups identified for termination were primarily those employees located in California and New Jersey who were unwilling to relocate to Kansas City, Missouri. The terminations were involuntary and the Company notified its employees before September 30, 1998 that such terminations would be forthcoming as a result of the office consolidations. The majority of the terminations occurred in July 1998 and the termination dates differed depending on circumstances. Termination dates began as early as July 8, 1998 and are expected to continue through fiscal 1999. As of September 30, 1998, the Company had made severance payments of approximately $193,000. The remaining balance of the restructuring reserve at September 30, 1998 relates to severance payments to be paid to the remaining employees identified for termination -- primarily employees in upper management positions or employees critical to transitioning key responsibilities to the Kansas City, Missouri location. Normal salary and benefits paid to those employees identified for termination, up to the date they depart the Company, are reflected in current period costs and expenses and have not been charged to the restructuring reserve.

     In connection with the Company's decision to consolidate and relocate certain administrative services functions, the Company identified leases in Torrance, California and Princeton, New Jersey that the Company no longer required for its operations. As a result, the Company recorded its best estimate of the net costs of the noncancelable operating leases at those locations and included them as part of the restructuring reserves. The offices in California and New Jersey were not owned by the Company. The major equipment located at these two locations has been or will be redeployed elsewhere within the Company.

     In conjunction with the restructuring, the Company decided to eliminate or "deconstruct" certain communication sites that are not deemed essential to the Company's growth strategy in its four major geographic operating areas. The Company identified approximately 40 sites in twelve states that are not part of the Company's four major geographic operating areas, and will deconstruct those sites. Deconstruction of sites represents ceasing all operations at the sites and recovering the Company's equipment (i.e., base stations, combiners, etc.) from those sites. Costs included by the Company in the restructuring reserve related to the deconstruction of the sites include net costs related to noncancelable operating site leases, and costs to remove the equipment and write-off of unrecoverable installation costs

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

(estimated at approximately $2,000 -- $7,000 per site.) At September 30, 1998, the Company had completed deconstruction of approximately one-third of the sites. Deconstructing of the sites is expected to be completed in fiscal 1999.

     At September 30, 1998, equipment with a net book value of approximately $3 million was located at the sites identified for deconstruction. The Company expects the majority of the equipment to be utilized by the Company at future sites that the Company constructs for itself or for others. As a result, no impairment or revaluation has been taken on this equipment and depreciation has not been suspended.

4. BUSINESS ACQUISITIONS

  Midland USA

     On May 2, 1996, Intek formed MUSA. Effective August 1, 1996, MUSA acquired from Midland International Corporation ("MIC"), a wholly-owned subsidiary of Simmonds Capital Limited ("SCL"), its U.S. land mobile radio distribution business and certain other assets (the "Midland Transaction"). The original purchase price was 2,500,000 shares of Intek common stock. Pursuant to the terms of the Midland Transaction, a post closing reduction to the purchase price of 155,000 shares, or $645,000, was made.

  Radiocoms

     On December 3, 1996, Intek consummated the acquisition (the "Radiocoms Acquisition") of all the outstanding common stock of Radiocoms. Radiocoms designs, develops, manufactures, distributes and installs a range of land mobile radio equipment, including its own LM Technology equipment. The purchase price for the Radiocoms Acquisition was 25,000,000 shares of Intek common stock. The Radiocoms Acquisition, approved by the stockholders of Intek at a Special Meeting held on December 3, 1996, was consummated on the same date. Upon the consummation of the Radiocoms Acquisition, the Company became a provider of spectrum-efficient wireless communications technology, products and services.

     The following unaudited proforma income statement information (in thousands, except per share amounts) is presented as though the Radiocoms Acquisition and the Midland Transaction had occurred on October 1, 1995:

                                                     YEAR ENDED SEPTEMBER 30,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Revenues..........................................  $    44,475    $    22,569
Net loss..........................................  $   (32,780)   $   (20,073)
Proforma net loss per share (basic and diluted)...  $     (0.81)   $     (0.53)
Weighted average shares outstanding...............   40,381,715     38,172,732

     The proforma financial information is presented for informational purposes only and it is not necessarily indicative of the operating results that would have occurred had the Radiocoms Acquisition and the Midland Transaction been consummated as of the above date, nor is it necessarily indicative of future operating results.

     As discussed below, the Radiocoms Acquisition has been accounted for as a reverse acquisition, and the Company's financial statements have been prepared as if Radiocoms acquired Intek under the purchase method of accounting. The excess of cost over the fair value of net assets acquired at December 3, 1996, was being amortized over 15 years. (Note 2 "Intangible and Long Lived Assets"). The purchase price was determined based on the fair value of the Intek common stock outstanding at the date of the Radiocoms Acquisition and has been allocated to the underlying Intek assets and liabilities based on

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES fair values at the date of the Radiocoms Acquisition. A summary of the purchase price allocation is as follows (in thousands):

Net working capital.........................................  $(1,138)
Excess of cost over fair value of net assets acquired
  (goodwill)................................................   38,573
Net property, plant & equipment.............................   10,179
Other non-current assets....................................   12,918
Other non-current liabilities...............................   (6,054)
                                                              -------
Total.......................................................  $54,478
                                                              =======

  Data Express

     In May, 1998, the Company completed the stock acquisition of Mobile Data Solutions, Inc. ("Data Express"), a developer and provider of wireless data solutions for the mobile marketplace. Data Express's main product (for which it holds a non-exclusive license) is a satellite Global Positioning System based automatic vehicle location system for mobile fleet operators. The system provides real-time information on the location of all fleet vehicles as well as a full tracking history of any given vehicle's previous movements. The Company issued 400,608 shares of its common stock valued at approximately $1.3 million plus cash for total consideration of $1.5 million. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of approximately $1.4 million. Data Express' results of operation prior to the acquisition were not material.

5. ACQUISITION OF NEW SYSTEMS

  Krystal Systems

     On November 11, 1996, the Company entered into an agreement to acquire from Krystal Systems, Inc. up to 25 constructed, but unloaded, 220 MHz systems and related FCC licenses ("Krystal Systems"). The Company acquired a total of 23 of the Krystal Systems for a total of approximately $4.1 million in cash of which approximately $3.7 million was paid during fiscal 1997 and the balance was paid during fiscal 1998.

  American Digital Corporation

     During September 1997, the Company consummated two agreements with American Digital Corporation ("ADC") and 22 holders of 220 MHz FCC licenses. The agreements provided for the Company to acquire the licenses from the licensees and the site equipment from ADC for total consideration equal to approximately $1.9 million. The purchase price paid by the Company was as follows: (a) return of shares of ADC stock owned by the Company (valued for purposes of the transaction at $84,000); (b) issuance of approximately 724,167 shares of Intek common stock (valued for purposes of the transaction at approximately $1.3 million), provided that the number of shares (682,735) would be adjusted if the FCC licenses underlying the managed systems were not validly issued or contained technical defects; (c) transfer of all rights held by the Company to acquire 2,666,666 shares of Ventel, Inc. ("Ventel"), a publicly traded company in Canada (valued for purposes of the transaction at $301,000); (d) forgiveness of approximately $95,000 of debt owed by ADC to Radiocoms; and (e) a cash payment of $119,000. Closing of the transactions (and payment of the purchase price) occurred upon receipt of, and uncontested grant by the FCC of, the licenses to Roamer One.

     During fiscal 1997, the Company issued 682,735 shares of Intek common stock, valued at approximately $1.9 million for the ADC site equipment and FCC licenses acquired through September 30, 1997. Of the total shares issued in fiscal 1997, 264,354 shares were issued to Ventel, Inc. (see below).

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

During fiscal 1998, the Company issued an additional 41,432 shares of Intek common stock, valued at approximately $76,000, for the remaining ADC site equipment and FCC licenses acquired.

  Pagers Plus

     During the period July 12, 1997 through August 12, 1997, the Company entered into purchase and sale agreements with 25 licensees of 220 MHz FCC licenses managed by the Company on behalf of Pagers Plus Cellular ("PPC"). The agreements provided that the Company would acquire (subject to the satisfaction of certain conditions) 25 licenses and site equipment for a purchase price equal to 989,051 shares of Intek common stock (valued for purposes of the transaction at approximately $1.8 million) plus cash payments totaling approximately $0.8 million. During fiscal 1997, the Company issued 523,567 shares of Intek common stock, valued at $938,000 for the PPC site equipment and FCC licenses acquired through September 30, 1997. All of the shares issued in fiscal 1997 were issued to Ventel, Inc. (see below). Closing of the transactions and payment of the remaining purchase price occurred in December 1997 upon receipt of uncontested grant by the FCC of the licenses to Roamer One. At that time, the Company issued an additional 465,484 shares of Intek common stock, valued at approximately $834,000 for the remaining PPC site equipment and FCC licenses acquired.

  Ventel, Inc.

     Ventel is in the business of providing financing to various 220 MHz SMR management companies (including ADC and PPC) in the U.S. During fiscal 1997, the Company (a shareholder of Ventel) entered into an agreement with Ventel (the "Ventel Agreement"), which provided for the sale and transfer of certain outstanding loans, security agreements, and the rights related to the collateral for such security agreements from Ventel to the Company. Such loans were made by Ventel to ADC and PPC for the purpose of constructing 220 MHz systems. These systems are the subject of purchase agreements (described above) between various licensees, ADC, PPC and the Company. The Ventel Agreement provided that the Company would acquire the security agreements and rights to the collateral in exchange for a payment to Ventel of 787,921 shares of Intek common stock, valued at approximately $1.4 million and $100,000 in cash. All shares were issued to Ventel in fiscal 1997. The value of the shares issued were allocated to the site equipment and FCC licenses acquired from ADC and PPC, and the loans were cancelled.

  Wireless Plus

     In December 1997, Intek completed the acquisition of selected assets of Wireless Plus, Inc. ("Wireless Plus"), a Hayward, California-based specialized mobile radio provider. The acquired assets include approximately 2,700 subscriber accounts, 19 five channel FCC licenses for operation of 220 MHz frequencies, and 12 five-channel and eight single-channel management agreements with third party licensees within the 220 MHz spectrum for total consideration of approximately $5.3 million. In addition, two licenses managed by Wireless Plus were purchased directly from the licensees for an aggregate purchase price of $106,406. The purchase price paid by the Company to Wireless Plus was as follows: (a) $100,000 paid as a deposit in November, 1997, (b) $500,000 in cash on February 17, 1998, (c) $106,579 in cash for each license transfer granted by the FCC to be paid at the time such transfer is completed, and (d) a secured subordinated note in the amount of approximately $2.6 million bearing interest at the rate of 8% per annum payable annually. Note principal is payable in two equal annual installments due in February 1999 and February 2000. At the date of the acquisition, the radio equipment used by existing Wireless Plus subscribers was not LMT-compatible. As part of the acquisition, the Company agreed to provide the subscribers with LMT-compatible radio equipment and return the old radio equipment to Wireless Plus. As a result, the Company accrued a liability of $1.7 million for the costs

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES to replace the radios. As of September 30, 1998, the balance of the accrual for radio replacement was approximately $1.6 million.

  ComTech

     In August 1998, the Company entered into an asset purchase agreement (the "Purchase Agreement") with ComTech Communications, Inc. ("ComTech"), to purchase eleven licenses granted by the FCC in the 220-222 MHz band spectrum (the "Licenses") and certain equipment and other personal property, subscription contracts, accounts and lists and management and purchase option agreements relating to the Licenses which were owned by ComTech. The purchase price is $458,039, with $50,000 payable upon execution of the Purchase Agreement and the balance payable upon the final transfer of the Licenses to the Company by the FCC in the form of a three-year promissory note of the Company in the amount of $408,039 and bearing interest at the rate of 9% per annum. The Company will receive a credit of $41,640 against the purchase price for each License that is not so transferred to the Company. As part of the same transaction, the Company and ComTech entered into a management agreement pursuant to which Company manages the systems subject to ComTech's supervision and control until the final transfer of the Licenses to the Company by the FCC.

     In addition to the transactions described above, Roamer One and ComTech entered into a letter of intent and resale agreement in September 1998 to provide for the purchase by Roamer One of a 5-channel Phase I national FCC License from ComTech and the design and construction of a national network by Roamer One using the License's frequencies for the provision of paging services and two-way land mobile radio services. Under the resale agreement, Roamer One will design and construct the radio system to resell airtime on the network. The equipment used for the base station transmitters will be leased by ComTech from MUSA under a separate equipment lease agreement. Under the resale agreement, Roamer One is responsible for all operating expenses, including site leases and taxes, and has agreed to pay ComTech, initially, $284 per month for each channel of any radio system operated by Roamer One to resell airtime on the network. Effective as of May 1, 1998, and through June 30, 1999, Roamer One will pay ComTech the greater of $284 per month per channel in operation or $39,760 per month, and as of July 1, 1999, for the remaining term of the resale agreement, Roamer One will pay ComTech the greater of $284 per month per channel in operation or $37,500 per month. The Purchase Agreement may be terminated by either party if the FCC has not granted any of the Assignment Applications with respect to Licenses sought to be acquired by the Company from ComTech by March 1, 1999. A termination of the Purchase Agreement terminates the Management Agreement between the Company and ComTech. The Equipment Lease Agreement between Midland and ComTech may be terminated upon 30 Days notice by either party and certain other events. The Resale Agreement between ComTech and Roamer One may be terminated by Roamer One during the period January 4, 1999 through January 15, 1999 upon notice to ComTech. The Company is evaluating its options under this agreement as a result of its recent success in the FCC auction. In the event the Company terminates the agreement, the agreement provides that Roamer One will be obligated to make certain payments (approximately $500,000) to ComTech.

  FCC Auction

     In August 1998, the Company entered into an agreement with National Rural Telecommunications Cooperative ("NRTC"), subsequently amended in November 1998, pursuant to which the Company, through its wholly-owned subsidiary, ILAC, and NRTC agreed to participate jointly in the recent FCC auction (the "Auction") for certain Phase II licenses in the 220-222 MHz band (the "Licenses"). The agreement provides for the purchase by ILAC of certain Licenses in the Auction on a cost-sharing basis and the post-auction partitioning and disaggregation of awarded Licenses between NRTC and ILAC. As a result of the conclusion of the Auction in November 1998, ILAC will be awarded two 10-channel nationwide, seven 15-channel regional, and 172 10-channel Economic Area ("EA"), or local, Business

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

Radio airwave Licenses at a total cost of approximately $12.2 million. The Company will assign one nationwide and certain EA licenses to NRTC, disaggregate six regional and one EA licenses and partition certain EA licenses to NRTC. ILAC's portion of the cost for Licenses awarded in the Auction is approximately $6.6 million. In addition, ILAC has incurred a penalty charge of $57,200 for withdrawn high bids on Licenses subsequently awarded at lower bids during the Auction and has been assessed an additional holdback charge of $25,602 for withdrawn high bids with respect to Licenses which were not awarded during the Auction. If such Licenses are subsequently awarded in a later auction (which is presently scheduled to commence June 15, 1999) at a price equal to or greater than the withdrawn ILAC bid price, ILAC would be entitled to a return of this holdback charge. However, if such Licenses are subsequently awarded at less than the ILAC withdrawn high bid price, ILAC would be liable for the difference, which the Company estimates its total contingent liability with respect to such Licenses to be approximately an additional $853,000. At September 30, 1998, the Company was reflecting a deposit related to the Auction of approximately $1.8 million in the accompanying consolidated balance sheets.

     The Company and NRTC entered into a Master Distribution Agreement, dated September 4, 1998 (the "Master Distribution Agreement"), to provide for the appointment of NRTC and the members of its cooperative ("Members") as distributors to purchase LM-based equipment (the "Contract Products") from the Company for resale to their customers in certain exclusive geographic areas. The Master Distribution Agreement targets the sale of approximately $50 million of Contract Products to NRTC and its Members over the first five years of the Master Distribution Agreement, and as of December 1, 1998, NRTC and its Members have placed orders for approximately $5 million of Contract Products. NRTC and each of its Members will be authorized to use the "RoameR One" trademark and trade name in connection with resales of the Contract Products to their customers and may further elect to obtain the exclusive right to such use in designated geographic areas for an annual royalty fee ranging from $15,000 to $25,000, depending on the number of base stations constructed. The Master Distribution Agreement permits NRTC and its Members to purchase the Contract Products at the lowest rate quoted or charged by MUSA to any of its dealers or customers within the United States and also provides for a 0.5% discount on future purchases of Contract Products, if the amount of such purchases for the preceding year exceeds $10 million.

     As part of the Master Distribution Agreement, the Company agreed to enter into a separate agreement with NRTC, subject to all the terms and conditions of the Master Distribution Agreement, to grant NRTC the option to purchase up to 1,250,000 of Intek common stock. Upon the execution of the Master Distribution Agreement, NRTC was entitled to an option to purchase 200,000 shares. For each block of $5 million of Contract Products purchased over the term of the Master Distribution Agreement, NRTC is entitled to an option to purchase 100,000 shares, up to a maximum of 800,000 shares. NRTC is entitled to an option to purchase 250,000 shares of the Company common stock if it meets certain conditions related to the ordering, purchase and payment of Contract Products over the life of the Master Distribution Agreement. NRTC has the right to exercise any option it receives from the Company at any time during the term of the Master Distribution Agreement. If the Master Distribution Agreement is terminated on or prior to September 4, 2003, NRTC shall have the right to exercise the options it has received or the portion of the options it has earned until the earlier of one year from the date of the termination of the Master Distribution Agreement or September 30, 2004. The exercise price of stock options vested in the first two years is the lower of (a) $3.00 per share or (b) the average closing price for the 20 trading days immediately preceding the exercise date and the exercise price of options vested after the first two years is the average closing price for the 20 trading days immediately preceding the exercise date.

     The Company intends to account for the NRTC stock options in accordance with EITF 96-18. "Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling, Goods Or Services." The fair value of the first option to purchase 200,000

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES shares of Company common stock will be recorded as a contract acquisition cost, reflected as a long-lived asset and amortized to income over the term of the Master Distribution Agreement. The fair value of each option granted as a result of NRTC purchasing $5 million of Contract Products will be recorded as a cost of product sales in the period the sales are recorded. The fair value of the option for the final 250,000 shares of Company common stock will be recorded as a cost of product sales when it is probable that the certain conditions will be met by NRTC. Since the exercise price of the options is not known until the exercise date, the Company will follow variable accounting for all options granted until such time as NRTC earns the options. The Company anticipates recording the fair value of the option to purchase 200,000 shares of Intek common stock on the earlier of the date the option is granted to NRTC or the date the NRTC becomes entitled to additional options based upon product purchases.

6. PENSION PLAN

     Radiocoms contributes to the pension plan of Securicor, which maintains a defined benefit pension plan that covers executives and other senior employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The pension costs are assessed on the advice of independent qualified actuaries using the projected unit credit method. Actuarial valuations are performed at least every three years. The most recent actuarial valuation was April 5, 1997 and in accordance with the provisions of FAS No. 87, "Employers' Accounting for Pensions", at September 30, 1998 and 1997, there were no unfunded accumulated benefit obligations. The assets are held in separate trustee administered funds. For fiscal 1998, 1997 and 1996, Radiocoms' share of the costs of the Securicor's defined benefit pension plan amounted to $140,000, $200,000 and $200,000, respectively.

7. INCOME TAXES

     The Company's benefit for the income taxes consists of the following for the three fiscal years ended September 30 ($'s in thousands):

                                                            1998      1997      1996
                                                           ------    ------    ------
Current:
  Federal................................................  $   --    $  628    $   --
  Foreign................................................      --       530     3,044
                                                           ------    ------    ------
  Total Current..........................................  $   --    $1,158    $3,044
Deferred.................................................      --        --        --
                                                           ------    ------    ------
  Total..................................................  $   --    $1,158    $3,044
                                                           ======    ======    ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Management has provided a valuation allowance on the Company's total net deferred tax assets due to the Company's history of losses. The valuation reserve was increased by $18,265,000 and $3,866,000 for September 30, 1998 and 1997, respectively.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     The approximate tax effect of temporary differences which gave rise to significant deferred tax assets and liabilities at September 30 are as follows ($'s in thousands):

                                                         1998       1997       1996
                                                       --------    -------    -------
Deferred tax items (Federal, state and foreign):
  Accrued liabilities................................  $  1,634    $   690    $    --
  Allowance for doubtful accounts receivable.........       140         16         --
  Amortization of Roamer One startup costs...........        28         64         --
  Disallowed interest expense........................     1,256        174         --
  Depreciation.......................................      (655)      (156)        --
  Depreciation (foreign).............................        42       (178)       (63)
  Development costs (foreign)........................     1,623     (2,779)     3,275
  Equipment site reserve.............................     1,011         --         --
  General provisions (foreign).......................        10         --         --
  Contributions carryforward.........................         6         --         --
  Operating loss carryforwards.......................    14,001      5,453         --
  Operating loss carryforwards (foreign).............     6,392      3,939        145
                                                       --------    -------    -------
                                                         25,488      7,223      3,357
  Valuation allowance................................   (25,488)    (7,223)    (3,357)
                                                       --------    -------    -------
  Net deferred tax liability.........................  $     --    $    --         --
                                                       ========    =======    =======

     A reconciliation of the provision (benefit) for income taxes to the amount computed at the Federal statutory rate of 34 percent for the three fiscal years ended September 30 is as follows ($'s in thousands):

                                                         1998       1997       1996
                                                       --------    -------    -------
Benefit at statutory rate............................  $(23,797)   $(9,573)   $(4,125)
Statutory rate difference (foreign)..................       102        277        121
Goodwill amortization/write-off......................    12,620        729         --
Accruals.............................................     1,355        521         --
Operating losses offset by capital Gain (foreign)....     1,189         --         --
Operating losses not currently available for use nor
  available for group relief (foreign)...............     2,172      3,660      1,045
Operating losses not currently available for use.....     6,348      3,369         --
Other................................................        11       (141)       (85)
                                                       --------    -------    -------
                                                       $     --    $(1,158)   $(3,044)
                                                       ========    =======    =======

     At September 30, 1998, the Company had net operating loss carryforwards available for Federal and State income tax purposes of approximately $36.7 million and $21.9 million, respectively. The net operating loss carryforwards expire in the year 2008 and thereafter for Federal income tax purposes and in the year 1999 and thereafter for state income tax purposes. The Company also had foreign net operating losses of approximately $6.4 million, which do not have an expiration date.

     For Federal income tax purposes, a corporation that undergoes a "change of ownership" pursuant to Section 382 of the Internal Revenue Code of 1986 ("Code"), as amended is subject to limitations on the amount of its net operating loss carryforwards, which may be used in the future. In addition, the use of certain other deductions attributable to events occurring in periods before such an ownership change, that are claimed within the five year period after such ownership change, may also be limited (such deductions, together with net operating loss carryforwards, "pre-change losses"). Upon consummation of the

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

Radiocoms Acquisition, an ownership change under Section 382 did occur. As a result, the Company's annual limitation for using "pre-change losses" is approximately $0.8 million.

     Foreign losses may also be limited due to the change in ownership of the Company. In addition, Radiocoms will no longer be reimbursed by Securicor for benefits of Radiocoms losses.

8. DEBT

  Third Party Borrowings

     In December 1997, MUSA entered into a revolving credit agreement ("Credit Agreement") with a non-bank lender. The Credit Agreement makes available $5.0 million through December 1999. Borrowings under the Credit Agreement are secured by the assets of MUSA and bear interest at 1.5% above the lender's base rate (as defined). The Credit Agreement contains, among other covenants, a covenant relating to leverage, limitations on MUSA's ability to repay intercompany indebtedness and repayment provisions related to change in control of MUSA. The Company uses the Credit Facility for issuance of letter of credit commitments on behalf of MUSA, and for borrowings for working capital. As of September 30, 1998, there was indebtedness outstanding of approximately $0.7 million and letter of credit commitments of $0.3 million under this Credit Agreement.

     In December 1997, Intek completed the acquisition of selected assets of Wireless Plus (Note 5). The purchase price paid by the Company to Wireless Plus included a secured subordinated note in the amount of approximately $2.6 million bearing interest at the rate of 8% per annum payable annually. The note principal is payable in two equal annual installments due in February 1999 and February 2000.

     In March 1998, Intek repurchased 352,500 shares of Intek common stock at $2.75 per share in a private transaction for a total of $969,375 (Note 11). The purchase price paid by the Company included notes in the aggregate amount of $440,625. The notes are non-interest bearing and are due and payable on December 15, 1998.

     In August 1998, the Company entered into a purchase agreement with ComTech (Note 5). The purchase price paid by the Company to ComTech included a three-year promissory note in the amount of $408,039, bearing interest at the rate of 9% per annum. The note principal is payable in two installments in fiscal 2000 and 2001.

     Radiocoms has an overdraft agreement of 1.0 million pounds sterling (approximately U.S. $1.6 million) with a bank. Borrowings under the Agreement are unsecured at an adjustable rate of 1% over the prevailing U.K. base rate. The year-end rate was 7.75%. The Company uses the overdraft Facility for borrowings for working capital. As of September 30, 1998, there was indebtedness of approximately $0.7 million under this overdraft agreement.

     In addition, the Company has other borrowings related primarily to the acquisition of property and equipment from third parties in the aggregate amount of $410,000.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     As a result of the above agreements, as of September 30, 1998, third party borrowings will be repaid as follows ($'s in thousands):

FISCAL YEAR
-----------
1999........................................................  $3,299
2000........................................................   1,615
2001........................................................     384
2002........................................................     102
2003........................................................       2
Thereafter..................................................      --
                                                              ------
                                                              $5,402
                                                              ======

  Related Party Borrowings

     Prior to the Radiocoms Acquisition, Securicor had extended a limited use $15.0 million line of credit to MUSA. In connection with the Radiocoms Acquisition, Securicor made available to the Company a $15.0 million line of credit (which replaced the MUSA $15.0 million line of credit) to fund Intek's working capital needs. The September 1996 Facility could be drawn upon by Intek so long as it maintained a net worth of at least $20.0 million. The September 1996 Facility bore interest at the rate of prime (defined as the average of prime rates announced by certain specified banks), plus 1.0 percent through December 31, 1997, and thereafter interest was to accrue at the rate of 11.0 percent, compounded annually. The principal balance at September 30, 1997 was approximately $10.8 million, plus accrued interest of approximately $1.0 million.

     In March 1997, the Company borrowed $6.0 million for working capital purposes from Securicor. The unsecured borrowings was evidenced by an 11 percent note payable due the earlier of (1) the receipt of funds by Intek from a private or public offering of Intek common shares; or (2) October 18, 1998. Additionally, during May 1997, the Company borrowed $4.5 million from Securicor to retire certain outstanding debentures and an additional $2.0 million in September 1997. The May and September loans bore interest at 12.5 percent and were repayable under the same terms as the 11 percent note payable. Interest on these notes was due upon maturity of the notes. Accrued interest on these loans at September 30, 1997, was approximately $506,000.

     In December 1997, the Company entered into a loan agreement ("December 1997 Facility") with Securicor which replaced all prior loan agreements. The December 1997 Facility provides the Company the ability to borrow up to $29.5 million. The December 1997 Facility bears interest at 11.5% per annum, payable at June 30, 2003. Interest is accrued each month, and on June 30 of each year, is to be added to the principal amount outstanding. Principal payments are to be $0.5 million per month for 12 months beginning July 1, 2001, $1.0 million per month for 11 months beginning July 1, 2002, with the remaining balance due and payable on June 30, 2003. The obligations under the December 1997 Facility can be prepaid by the Company at any time in $1.65 million increments without penalty. The December 1997 Facility has to be repaid if Securicor ceases to be the beneficial owner of more than 50 percent of Intek common stock as a result of any transaction except the direct or indirect transfer of the Intek common stock by Securicor and also is subject to mandatory prepayments at the rate of 50 percent of the net proceeds of any financing by the Company exceeding $8.0 million. At September 30, 1998, the amount payable under the December 1997 Facility totaled $30.7 million, consisting of original principal borrowings of $29.5 million and capitalized interest of approximately $1.2 million.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     As a result of the above agreements, as of September 30, 1998, related party borrowings will be repaid as follows ($'s in thousands):

FISCAL YEAR
-----------
1999.......................................................  $    --
2000.......................................................       --
2001.......................................................    1,500
2002.......................................................    7,500
2003.......................................................   21,733
Thereafter.................................................       --
                                                             -------
                                                             $30,733
                                                             =======

     In December, 1998 the Company entered into an additional financing arrangement for $25 million with Securicor (Note 17). During fiscal 1998 and 1997, interest expense for related party borrowings totaled $2.7 million and $1.4 million, respectively.

9. PREFERRED STOCK

  Radiocoms

     In December 1996, the Company consummated the Radiocoms Acquisition (Note
4). Prior to the consummation of this transaction, Securicor forgave approximately $12.0 million due it by Radiocoms and accepted 20,000 shares of $1,000 par value per share of preferred stock from Radiocoms ("Radiocoms Preferred Stock") for the remaining balance due. The preferred stock is mandatorily redeemable on June 30, 2006 at its par value and bears a dividend rate of 6 percent. During fiscal 1998 and 1997, Radiocoms accrued dividends of $1.2 million and $1.0 million, respectively, which are included in the total Radiocoms preferred stock balance at September 30, 1998, of $22.2 million.

  Intek Global

     Effective March 1, 1998, Securicor purchased, pursuant to a Preferred Stock Purchase Agreement dated December 29, 1997, 12,408 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") for approximately $12.4 million. Proceeds from the sale of the Series A Preferred Stock were applied against the principal balance of the December 1997 Debt Facility (Note
8). The liquidation value of the Series A Preferred Stock is $1,000 per share and par value is $.001 per share. Dividends accrue at the rate of 11 1/2% of the original issue price of $1,000 per share and are cumulative. Dividend payments are due upon the conversion or redemption of the Series A Preferred Stock. The holder of the Series A Preferred Stock has the right to convert the Series A Preferred Stock into shares of Intek common stock if the market price of Intek common stock exceeds $6.00 for 20 consecutive trading days. Intek may cause the Series A Preferred Stock to be converted if the market price is or exceeds $9.00 for 20 consecutive trading days. The holder of the Series A Preferred Stock has the right to convert the Series A Preferred Stock into shares of Intek common stock if Intek does not redeem the Series A Preferred Stock by June 30, 2003. The Series A Preferred Stock is subject to adjustments for stock dividends, stock splits or share combinations of Intek common stock or distribution of a material portion of Intek's assets to the holders of Intek common stock. The Series A Preferred Stock does not have voting power except as provided by Delaware corporate law. During fiscal 1998, Intek accrued dividends totaling $844,000 which are included in the total Intek Global preferred stock balance at September 30, 1998 of $13.3 million.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

10. SALES OF SECURITIES OUTSIDE THE UNITED STATES UNDER REGULATION S OF THE SECURITIES ACT

     On February 29, 1996, the Company raised $2.5 million through the issuance of a Senior Secured Debenture ("Senior Debenture") to MeesPierson ICS Limited, a U.K. limited liability company ("MeesPierson"). The Senior Debenture was secured by land and a building owned by the Company (the "Property"). Intek also issued 50,000 shares of Intek common stock to MeesPierson as a closing fee for its investment banking services. The Senior Debenture matured on August 31, 1996. In exchange for an extension until the earlier of October 31, 1996 or the sale of the Property, Intek paid to MeesPierson accrued interest through August 1, 1996, issued 25,000 shares of Intek common stock to MeesPierson and issued 5,000 shares of Intek common stock to Octagon Capital Canada Corporation for an agent's fee. In exchange for a further extension to January 31, 1997, Intek issued MeesPierson 34,000 shares of Intek common stock valued at approximately $0.2 million. The Senior Debenture was paid in full on December 31, 1996.

     On April 26, 1996, The Company sold a series of 6.5% Notes in the aggregate principal amount of $5.0 million (the "Notes"), maturing April 25, 1999. During fiscal 1997, holders of the Notes exercised warrants to convert all $5.0 million of the Notes into Intek common stock at an average discount of 18 percent below market price. This discount, in the amount of approximately $0.9 million, was a pre-reverse acquisition expense of Intek. A portion of accrued interest was repaid through issuance of Intek common stock valued at approximately $0.1 million.

     On November 1, 1996, the Company sold a series of 6.5% Notes in the aggregate principal amount of $2.0 million (the "November 1996 Notes") maturing on October 31, 1999. Net proceeds to the Company, after fees and broker's commissions, were approximately $2.0 million. All accrued interest is due and payable at the time the November 1996 Notes mature or upon the exercise of the warrants. During the quarter ended March 31, 1997, holders of the Notes exercised warrants to convert all $2.0 million of the Notes into Intek common stock at an average discount of 28% below market price. This discount, in the amount of approximately $0.6 million, was charged to interest expense during fiscal 1997.

     On February 6, 1997, the Company sold a series of 7.5% convertible debentures (the "February 1997 Debentures") and Warrants (the "February 1997 Warrants") to three purchasers. Net proceeds to the Company, after fees and broker's commissions, were approximately $4.0 million. The February 1997 Debentures matured on February 6, 2000 and bore interest at the rate of 7.5 percent per annum. All accrued interest was due and payable at the time the February 1997 Debentures matured or upon their conversion to Intek common stock. The debt conversion price was the lesser of $3.83 or 80% of the average closing bid price for the 5 trading days prior to conversion resulting in a discount of $0.8 million. The Company assigned value to the beneficial conversion feature and was amortizing such value to interest expense. In May 1997, the Company redeemed the February 1997 Debentures in exchange for a cash payment equal to the principal amount of the debentures plus a redemption premium of 10 percent and all accrued and unpaid interest. The unamortized balance of the beneficial conversion feature relating to the February 1997 Debentures at the date of redemption was approximately $0.4 million. The February 1997 Warrants are exercisable at $4.59 per share and are subject to customary anti-dilution adjustments. The February 1997 Warrants were estimated by the broker to have a value of $0.1 million, which was included in interest expense in fiscal 1997. All February 1997 warrants were outstanding and unexercised at September 30, 1998.

11. COMMON STOCK REPURCHASE PLAN

     On November 24, 1997, the Board of Directors of the Company adopted a share repurchase plan whereby the officers of the Company are authorized to expend up to $1.0 million to acquire up to 1 percent of Intek common stock. During fiscal 1998, the Company repurchased 184,500 shares of Intek

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES common stock, $0.01 par value in the open market at a cost of $359,000. In March 1998, the Board of Directors terminated the share repurchase plan.

     In March 1998, Intek repurchased 352,500 shares of Intek common stock at $2.75 per share from SCL in a private transaction for a total of $969,375. Pursuant to the terms of the transaction, Intek paid SCL cash in the amount of $528,750 and notes in the aggregate amount of $440,625. The notes are non-interest bearing and are due and payable on December 15, 1998.

12. STOCK-BASED COMPENSATION PLANS

  Executive Stock Grant

     In connection with his employment by the Company in August 1997, the chief executive officer of the Company received, among other things, 300,000 shares of Intek common stock. The employment agreement provides that in the event the fair market value of the 300,000 shares on December 31, 1998 ("December Fair Value"), is less than $1.0 million, the Company will pay the executive an amount equal to the difference between $1.0 million and the December Fair Value. The payment will be made, at the executive's option, in cash, Intek common stock or a combination thereof. In fiscal 1997, the Company recorded compensation expense of approximately $1.0 million, related to the executive stock grant.

  Stock Option Plans

     The 1988 Key Employee Incentive Stock Option Plan ("1988 Plan") provides for the granting of options on up to 500,000 shares of Intek common stock. The stock options are exercisable over a period determined by the Stock Option Committee, but no longer than ten years after the date they are granted. The options are exercisable at a price equal to the average of the closing per share bid and asked price of the Intek common stock on the date an option is granted ("Fair Market Value") or 110 percent of Fair Market Value for persons who have in excess of a 10 percent voting interest in all classes of the Company's stock prior to the date of grant. The dollar amount of options issued under the Plan in any calendar year is limited to $100,000 per person in value, plus any unused limit carry-over. At the Annual Meeting of Stockholders held on February 18, 1998, the stockholders approved a modification in the 1988 Plan so that options granted under this plan qualify as "incentive stock options" within the meaning of Section of 422 of the Internal Revenue Code (IRC). At September 30, 1998, there were 436,666 options outstanding under the 1988 Plan, of which approximately 120,000 options were exercisable.

     In September 1994, the Board of Directors approved the 1994 Stock Option Plan ("1994 Option Plan") and the 1994 Director's Option Plan ("1994 Director's Plan"). The two plans were approved by Intek's stockholders at the Annual Meeting of Stockholders held on July 5, 1995. The 1994 Option Plan and the 1994 Director's Plan provide for the granting of options to purchase up to 600,000 and 300,000 shares, respectively, of Intek common stock.

     The 1994 Option Plan provides for the granting of "incentive stock options" and "nonqualified stock options", which are not intended to qualify under any provision of the Code. No optionee may be granted stock options to purchase more than 60,000 shares in any fiscal year. At September 30, 1998, there were 350,000 options outstanding under the 1994 Option Plan, of which approximately 250,000 options were exercisable.

     Under the terms of the 1994 Directors' Plan, each director is entitled to receive, on the date of his or her initial election as a director, an option to purchase 20,000 shares of Intek common stock. No person may receive an option pursuant to the 1994 Directors' Plan more than once. At September 30, 1998, there were 160,000 options outstanding under the 1994 Directors' Plan, of which approximately 80,000 options were exercisable.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     Under both 1994 plans, the option exercise price equals the fair market value of Intek common stock at the date of grant. Historically, under both 1994 plans, options have vested after one year and expire after ten years. The 100,000 options granted under the 1994 Option Plan during fiscal 1998 vest at a rate of 20% per year.

     At the Annual Meeting of Stockholders held on February 18, 1998, the stockholders approved the 1997 Performance and Equity Incentive Plan ("1997 Incentive Plan"). The 1997 Incentive Plan authorized the Compensation Committee of the Board of Directors to issue up to a total of 4,000,000 shares to attract, retain and motivate key employees, nonemployee directors and independent contractors. The 1997 Incentive Plan authorizes the following awards based upon Intek common stock: stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units and cash awards. No awards may be granted under the 1997 Incentive Plan after November 20, 2007. Stock options issued under the 1997 Incentive Plan may be either nonqualified or incentive stock options within the meaning of Section 422 of the IRC. The term of nonqualified stock options may be no longer than twenty years and ten years for incentive stock options. The Compensation Committee shall specify the vesting period of each stock option issued. At September 30, 1998, there were 3,305,000 stock options outstanding under the 1997 Incentive Plan, of which approximately 365,000 options were exercisable. At September 30, 1998, the Company had not issued any stock appreciation rights, stock awards, stock units, performance shares, performance units or cash awards under the 1997 Incentive Plan.

     A summary of the stock options issued under the 1988 Plan, the 1994 Option Plan, the 1994 Directors' Plan and the 1997 Incentive Plan, and changes during the fiscal years ended September 30 are as follows:

                                              1998                  1997                  1996
                                       ------------------    ------------------    ------------------
                                       SHARES    WTD AVG     SHARES    WTD AVG     SHARES    WTD AVG
                                       (000)     EX PRICE    (000)     EX PRICE    (000)     EX PRICE
                                       ------    --------    ------    --------    ------    --------
Outstanding, beginning of year.......     735     $3.67        315      $4.16        475      $3.69
  Granted............................   3,695      2.39        420       3.30         72       5.88
  Exercised..........................      --        --         --         --        225       3.80
  Forfeited..........................     178      3.46         --         --         --         --
  Expired............................      --        --         --         --          7       1.75
                                       ------                -----                 -----
Outstanding, end of year.............   4,252      2.56        735       3.67        315       4.16
                                       ------                -----                 -----
Options exercisable at year-end......     815      3.18        315       4.16        315       4.16
                                       ======     =====      =====      =====      =====      =====
Weighted average fair value of
  Options granted during the year....  $ 2.15                $1.93                 $4.22
                                       ======                =====                 =====

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     The 4,251,666 options outstanding at September 30, 1998, have the following exercise prices and weighted average remaining contractual lives:

                                 WEIGHTED AVERAGE
                                    REMAINING
EXERCISE PRICE    SHARES     CONTRACTUAL LIFE (YEARS)
--------------   ---------   ------------------------
    $1.688          40,000             9.09
    $1.970         800,000             8.95
    $2.000         600,000             9.89
    $2.500       2,005,000             9.45
    $3.000         226,666             6.28
    $3.125          20,000             8.40
    $3.190          40,000             9.85
    $3.750         230,000             5.99
    $4.000         210,000             9.67
    $5.875          60,000             7.23
    $6.125          20,000             8.18
                 ---------
                 4,251,666
                 =========

     As of September 30, 1998, options available for future grant were as follows:

1988 Plan..................................................    5,834
1994 Stock Option Plan.....................................   48,000
1994 Directors' Plan.......................................   85,000
1997 Incentive Plan........................................  695,000
                                                             -------
                                                             833,834
                                                             =======

     The Company accounts for these plans under Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As long as the exercise price of the stock options is not less than the fair value of the Intek common stock at the date of grant, no compensation expense is recognized. Had compensation expense for these plans been determined consistent with the requirements of FAS No. 123 "Accounting for Stock-based Compensation" ("FAS 123"), the Company's net loss and loss per share would have been increased to the following pro forma amounts during the three fiscal years ended September 30 ($'s in thousands, except per share amounts):

                                                        1998        1997       1996
                                                      --------    --------    -------
Net loss applicable to common shareholders:
  As Reported.......................................  $(66,463)   $(26,999)   $(9,089)
  Pro Forma.........................................   (68,941)    (27,264)    (9,393)
Net loss per share applicable to common shareholders
  (basic and diluted):
  As Reported.......................................     (1.58)      (0.74)     (0.36)
  Pro Forma.........................................     (1.63)      (0.75)     (0.38)

     Because the FAS 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the options granted during the three fiscal years ended September 30 is as follows:

                                                              1998    1997    1996
                                                              ----    ----    -----
Risk free interest rate (percent)...........................    5.64    5.85      5.40
Expected dividend yield (percent)...........................    0.0     0.0       0.0
Expected lives of option (years)............................    4.8     3.0       3.0
Expected volatility (percent)...............................   98.4    84.3     118.1

13. RELATED PARTY TRANSACTIONS

     Related parties of Intek include Securicor and its ultimate parent company, the directors and officers of Intek and companies that are affiliated with Directors of the Company. Related party transactions, other than those disclosed elsewhere in the Notes to the Consolidated Financial Statements, are disclosed below.

     The Company believes that the terms of the transactions and the agreements described below are on terms at least as favorable as those which it could otherwise have obtained from unrelated parties. On-going and future transactions with related parties will be (1) on terms at least as favorable as those which the Company would be able to obtain from unrelated parties; (2) for bona fide business purposes; and (3) approved by a majority of the disinterested and non-employee directors.

  Securicor

     Pursuant to a Support Services Agreement dated December 3, 1996, by and between the Company and Securicor, the Company agreed, in connection with the Securicor Transaction, to obtain certain support and administrative services for Radiocoms from Securicor and/or its affiliates for the purpose of enabling the Company to manage an orderly transition in its ownership of Radiocoms during fiscal 1997. During fiscal 1997, approximately $0.7 million of support and administrative service costs (including services of Edmund Hough, Intek's former Chief Executive Officer) were billed to Intek by Securicor. As of September 30, 1998, these costs remained unpaid by Intek.

     During the fourth quarter of fiscal 1998, Intek sold its non-core, U.K.-based land mobile radio distribution and maintenance assets ("ESU Assets") to Securicor Information Systems Limited ("SIS"), a subsidiary of Securicor. The sale price for the ESU Assets was $8.5 million resulting in a gain of $3.1 million. Due to the related party nature of the sale, the gain was recorded as a direct increase in shareholders' equity (deficit). The sales price is subject to a post closing adjustment up to L500,000 (approximately $800,000) if the revenue generated from the assets during the period of two years ending September 30, 2000 is less than 2 times the aggregate revenue from the assets generated during the year ending September 30, 1998.

     Radiocoms sells products to Securicor. In fiscal years 1998, 1997, and 1996, revenues from such sales were $3.2 million, $6.8 million, and $6.9 million, respectively.

  Directors, Officers and Affiliated Companies

     John Simmonds, a former director of the Company, is affiliated with SCL, Simmonds Mercantile and Management Inc. ("SMM") which is a company that is controlled by SCL and MIC. Mr. Simmonds resigned from the Board of Directors in July 1998. Steven Wasserman, a director and Secretary of the Company, is a partner of the law firm Kohrman Jackson & Krantz. Robert Kelly, a director of the Company, is a partner of the law firm Squire, Sanders & Dempsey L.L.P., which acquired the practice of

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

Kelly & Povich, P.C. John Wareham, a director of the Company, is the President of the consulting and executive recruiting firm Wareham Associates, Inc.

     The law firm Kohrman Jackson & Krantz performs legal services for the Company and its subsidiaries for which it received fees of approximately $111,000 and $237,000, respectively, during fiscal 1998 and 1997. In addition, Mr. Wasserman received $1,000 per month as compensation for his services as the secretary of the Company until January 1, 1997, at which time his compensation was increased to $2,000 per month.

     The law firm Kelly & Povich, P.C. performed legal services for the Company and its subsidiaries as of December 1996. Mr. Kelly is a member of the Company's Board of Directors. During fiscal 1998 and 1997, Kelly & Povich, P.C. received fees of approximately $170,000 and $55,000, respectively. Squire, Sanders & Dempsey L.L.P. received fees of $38,000 during fiscal 1998 and received no fees during fiscal 1997.

     The firm of Wareham Associates, Inc. provides executive recruiting and management consulting services to the Company for which it received fees of $249,000 during fiscal 1998 and no fees during fiscal 1997.

     Directors are compensated for services at the rate of $4,000 per year plus $500 per meeting to a maximum of $10,000 per director. For fiscal 1998, the Company paid directors fees of $61,000 and as of September 30, 1998, had accrued $9,000 for unpaid directors fees. For fiscal 1997, the Company paid directors fees of $48,000 and as of September 30, 1997, had accrued $9,000 for unpaid directors fees.

     The Company has entered into several related party borrowings with Securicor (Note 8). Roger Wiggs and Michael Wilkinson, directors of the Company, are also officers of Securicor. Directors fees for Messrs. Wiggs and Wilkinson are paid to Securicor plc.

     Pursuant to a consulting agreement, the Company paid $10,000 a month to Nicholas R. Wilson until the Company notified Mr. Wilson on March 21, 1997 that it was terminating the agreement. Mr. Wilson was the Chairman of the Board of Directors until his resignation on December 3, 1996. During fiscal 1997 and 1996, the Company paid Mr. Wilson $80,000 and $120,000, respectively.

     Pursuant to an oral management agreement between SCL and the Company, the Company paid SCL $10,000 per month and SCL made available to the Company the services of Messrs. Simmonds, Dunstan and Heinke, each of whom were officers and directors of the Company. The agreement was terminated effective January, 1997. During fiscal 1997, the Company paid $40,000 to SCL pursuant to this agreement.

     Pursuant to an oral consulting agreement with SMM, the Company paid SMM $8,000 per month for consulting services. During fiscal 1997, the Company paid $32,000 to SMM. Effective February 1, 1997, the Company terminated the agreement and ceased such payments.

     In March 1998, Intek repurchased 352,500 shares of Intek common stock at $2.75 per share from SCL in a private transaction.

     During fiscal 1997, the Company entered into two agreements with ADC and 22 holders of 220 MHz FCC licenses (Note 5). John Simmonds and SCL were shareholders of ADC when the agreements were consummated.

     The Company and SCL had an arrangement whereby Roamer One purchased equipment and installation services from SCL. During fiscal 1997 and 1996, Roamer One purchased approximately $8,000 and $2.3 million, respectively, of radio equipment and installation services from SCL. The agreement was terminated during fiscal 1997.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     On September 19, 1996, MUSA entered into an agreement with MIC, whereby MIC agreed to permit MUSA to make use of the services of the supplier liaison office maintained by MIC in Japan and MIC's purchasing representative in Korea. During fiscal 1998 and 1997, MUSA paid $56,000 and $140,000, respectively, to MIC. This agreement was terminated in January, 1998.

     On September 19, 1996, MUSA and SCL entered into a Computer Services Agreement pursuant to which SCL agreed to provide MUSA access to the IBM AS400 computer system, including hardware and software, currently owned by SCL, for data processing purposes. During fiscal 1998 and 1997, MUSA paid $16,000 and $218,000, respectively, to SCL. This agreement was terminated on October 31, 1997.

     On December 3, 1996, the Company entered into a Registration Rights Agreement to provide certain holders of Intek common stock, including SCL, MIC, Roamer One Holdings, Securicor, Securicor International Limited and Anglo York Industries, Inc. with certain demand and "piggy-back" registration rights with respect to the Intek common stock owned by the holders. Each is a stockholder of the Company and, collectively, such stockholders own approximately 70 percent of Intek common stock at September 30, 1998.

14. COMMITMENTS AND CONTINGENCIES

  Site Leases

     The Company has entered into 231 site leases for the housing of radio base station equipment and antenna systems related to the Roamer One network. These leases may vary in term from 1 to 5 years with provisions for subsequent extensions upon the mutual agreement of the parties. In addition, the Company has lease commitments for office space, vehicles and office equipment. As of September 30, 1998, total future minimum lease payments are as follows ($'s in thousands):

1999........................................................  $2,362
2000........................................................   1,800
2001........................................................   1,041
2002........................................................     329
2003........................................................     149
Thereafter..................................................     221
                                                              ------
                                                              $5,902
                                                              ======

  Purchase Commitments

     As of September 30, 1998, MUSA had a purchase commitment with its main supplier of radios to purchase approximately $3.8 million of inventory (Note 2).

15. LEGAL PROCEEDINGS

     The Company, David Neibert, the Company's Executive Vice President, and Nicholas R. Wilson, a former Chairman of the Company ("Intek Defendants") were named with forty other defendants in a complaint (Scott, et al. Steingold, et al.) filed in U.S. District Court for the Northern District of Illinois in November, 1997. The lawsuit purports to allege claims under the Racketeer Influenced Corrupt Organizations Act ("RICO"), the Securities Exchange Act of 1934 and various common law state claims in connection with the sale and marketing of interests in certain partnerships formed to operate specialized mobile radio ("SMR") systems. Plaintiffs seek rescissory damages with interest and punitive damages allegedly relating to their purchases of SMR partnership interests. No specific amount of alleged damages is mentioned in the complaint.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

     The plaintiffs also had filed, and have now withdrawn against the Intek Defendants, a motion for a temporary restraining order and preliminary injunction seeking to freeze the assets of all defendants. The Intek Defendants filed a motion to dismiss the complaint on various grounds. In response plaintiffs sought leave to file a second amended complaint, which request was granted by the court. Intek requested plaintiffs to withdraw all claims against the Intek defendants on the grounds that they are frivolous. On February 3, 1998, plaintiffs filed an amended complaint which purports to allege claims under RICO, the Securities Act of 1933, the Securities Exchange Act of 1934 and various common law state claims in connection with (i) the sale and marketing of interests in certain SMR partnerships and (ii) purported improper dissipation of assets of certain of the SMR partnerships. Plaintiffs seek rescissory damages with interest and punitive damages relating to such asserted claims. No specific amount of alleged damages is mentioned in the amended complaint.

     The Intek Defendants moved to dismiss the amended complaint. On September 30, 1998, the Court granted in part and denied in part the Intek defendants' motion to dismiss the complaint and dismissed plaintiffs' RICO claims with prejudice. The Court granted plaintiffs leave to replead all claims (except their RICO claims) that were timely under the applicable statute of limitations.

     On October 23, 1998, the plaintiffs filed a third amended complaint which purported to allege claims under Section 10(b) and 20 of the 1934 Act and Rule 10b-5 promulgated thereunder, Section 12(1) and 12(2) of the 1933 Act and control person liability thereunder, and various common law state claims in connection with the sale and marketing of certain SMR Partnerships and the purported dissipation of assets of certain of these Partnerships. Plaintiffs seek rescissory damages with interest and punitive damages in an amount to be determined. The Intek Defendants have until December 14, 1998 to answer the third amended complaint, or otherwise plead. In the opinion of the management of the Company, this lawsuit will not have a material adverse affect on the Company's consolidated financial position or results of operations.

     In addition, from time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. In the opinion of the Company's management, after consultation with outside counsel, the ultimate dispositions of such matters will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

16. SEGMENT REPORTING

     During fiscal 1998, the Company restructured itself to integrate its design, manufacturing, distribution and airtime operations. The Company operates in one industry segment as defined by FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is a provider of spectrum-efficient wireless communications technology, products and services. This conclusion is based upon how the Company's chief operating decision makers view the Company's operations and how decisions are made to invest resources and to assess performance. Products include LM and non-LM based radios, and products manufactured under contract for third parties. Services include subscriber revenues, royalties, equipment rental, and non-warranty repair. All prior year segment information has been restated to reflect the current year's structure of the Company's internal organization. The Company's geographic data from continuing operations for the three fiscal years ended September 30, is presented below. Revenues are attributed to geographic areas by destination of the goods or services. Sales to European customers are reflected as European revenues. Radiocoms' sales to U.S. customers are reflected as U.S. sales.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

                                                               REVENUES ($'S IN THOUSANDS)
                                                              ------------------------------
                                                               1998        1997       1996
                                                              -------    --------    -------
GEOGRAPHIC AREAS
Domestic:
  United States.............................................  $13,563    $ 16,710    $    --
  To foreign affiliated.....................................       --           7         --
                                                              -------    --------    -------
                                                               13,563      16,717         --
                                                              -------    --------    -------
Foreign:
  Europe (primarily the United Kingdom).....................   22,091      25,574     23,899
  To United States affiliates...............................    1,649      12,442      8,984
                                                              -------    --------    -------
                                                               23,740      38,016     32,883
                                                              -------    --------    -------
Total sales between geographic areas........................   (1,649)    (12,449)    (8,984)
                                                              -------    --------    -------
          Total consolidated revenues.......................  $35,654    $ 42,284    $23,899
                                                              =======    ========    =======

                                                              LONG TERM ASSETS ($'S IN THOUSANDS)
                                                              -----------------------------------
                                                                1998         1997         1996
                                                              ---------    ---------    ---------
United States...............................................   $44,270      $70,316      $    --
United Kingdom..............................................     4,636        7,820       16,816
                                                               -------      -------      -------
          Total consolidated long term assets...............   $48,906      $78,136      $16,816
                                                               =======      =======      =======

17. SUBSEQUENT EVENTS

     Subsequent events, other than those disclosed elsewhere Notes to the Consolidated Financial Statements, are disclosed below.

     In December 1998, the Company entered into an additional financing arrangement for $25 million with Securicor. The arrangement provides that amounts outstanding bear interest at 11.5%, payable quarterly in cash or deferred at the Company's discretion, and is due December 31, 1999. Outstanding debt under the arrangement is convertible at any time at Securicor's discretion into the Company's common stock at various conversion prices. The conversion price for the first $12.5 million will be the average closing price for the last 20 trading days prior to the date the Company's Board of Directors approved the arrangement and the next $12.5 million will be set at the average closing price of the Company's common stock for the last 20 trading days prior to the date of each draw on the facility.

                            INTEK GLOBAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
             ($'S IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                            THREE MONTHS ENDED MARCH 31,     SIX MONTHS ENDED MARCH 31,
                                            -----------------------------    --------------------------
                                                1999             1998           1999           1998
                                            ------------     ------------    -----------    -----------
Revenues
  Net product sales.......................   $    5,990       $    5,016     $   11,343     $   14,055
  Service income..........................          802            3,027          1,423          3,228
                                             ----------       ----------     ----------     ----------
Total revenues............................   $    6,792       $    8,043     $   12,766     $   17,283
Costs and expenses:
  Cost of product sales...................        4,628            3,890          7,968         10,434
  Cost of services provided...............        1,251            2,602          2,239          3,610
  Sales and marketing.....................        1,428            2,229          2,981          4,082
  Research and development................          413              532          1,089          1,165
  General and administrative..............        3,746            3,937          7,776          7,948
  Depreciation and amortization...........        1,413            1,619          2,806          2,948
  Strategic planning charges..............          336                             336
                                             ----------       ----------     ----------     ----------
Operating loss............................   $   (6,423)      $   (6,766)    $  (12,429)    $  (12,904)
Other income (expense):
  Interest................................       (1,410)            (721)        (2,502)        (1,404)
  Other...................................          (69)              15           (105)            31
                                             ----------       ----------     ----------     ----------
Loss before income taxes..................   $   (7,902)      $   (7,472)    $  (15,036)       (14,277)
Income tax benefit........................           --               --             --
                                             ----------       ----------     ----------     ----------
Net loss..................................   $   (7,902)      $   (7,472)    $  (15,036)    $  (14,277)
Less: preferred dividends.................         (657)            (295)        (1,322)          (593)
                                             ----------       ----------     ----------     ----------
Net loss applicable to common
  shareholders............................   $   (8,559)      $   (7,767)    $  (16,358)    $  (14,870)
Other comprehensive income (loss):
  Foreign currency translation
     adjustments, net of tax..............         (342)            (171)            48           (172)
                                             ----------       ----------     ----------     ----------
Comprehensive income (loss)...............   $   (8,901)      $   (7,938)    $  (16,310)    $  (15,042)
                                             ==========       ==========     ==========     ==========
Net loss per share applicable to common
  Shareholders (basic & diluted)..........   $    (0.21)      $    (0.18)    $    (0.38)    $    (0.35)
                                             ==========       ==========     ==========     ==========
Weighted average number of common Shares
  outstanding (basic & diluted)...........   42,303,038       42,201,852     42,303,038     42,128,258
                                             ==========       ==========     ==========     ==========

 The accompanying notes are an integral part of these consolidated statements.

                            INTEK GLOBAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
             ($'S IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               MARCH 31,     SEPTEMBER 30,
                                                                 1999            1998
                                                              -----------    -------------
                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   2,311       $   5,719
  Accounts receivable, net of allowance for doubtful
    accounts of $342 at March 31, 1999 and $993 at September
    30, 1998................................................       4,270           3,870
  Inventories...............................................      20,444          17,677
  Deposits..................................................          73           1,750
  Amounts due from related parties..........................         246             396
  Prepaid expenses and other current assets.................       2,001           1,796
                                                               ---------       ---------
  Total current assets:.....................................      29,345          31,208
                                                               ---------       ---------
PROPERTY AND EQUIPMENT, NET.................................      23,584          23,569
OTHER ASSETS:
  Note receivable...........................................         142             580
  Intangible assets, net....................................      27,219          20,961
  Inventory-long term.......................................       3,549           3,189
  Other.....................................................         695             607
                                                               ---------       ---------
  Total other assets........................................      31,605          25,337
                                                               ---------       ---------
TOTAL ASSETS................................................   $  84,534       $  80,114
                                                               =========       =========
CURRENT LIABILITIES:
  Accounts payable..........................................   $   6,866       $   7,062
  Amounts due to related parties............................       3,979           2,499
  Accrued liabilities.......................................       5,097           7,420
  Notes payable-third party.................................       7,444           3,299
  Notes payable-related party...............................      17,500              --
                                                               ---------       ---------
  Total current liabilities.................................      40,886          20,280
                                                               ---------       ---------
LONG TERM DEBT:
  Notes payable -- third party..............................         547           2,038
  Notes payable -- related party............................      30,839          30,733
  Other.....................................................          56              65
                                                               ---------       ---------
  Total long term debt......................................      31,442          32,836
                                                               ---------       ---------
PREFERRED STOCK -- Mandatorily Redeemable...................      36,774          35,452
                                                               ---------       ---------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT)
  Common stock, $0.01 par value, 60,000,000 shares
    authorized 43,305,620 shares issued at March 31, 1999
    and September 30, 1998..................................         433             433
  Capital in excess of par value............................     107,321         108,471
  Treasury stock, at cost, 1,002,582 shares at March 31,
    1999 and September 30, 1998.............................      (2,099)         (2,099)
  Accumulated deficit.......................................    (128,606)       (113,618)
Accumulated other comprehensive income -- currency
  translation adjustment....................................      (1,617)         (1,641)
                                                               ---------       ---------
Total shareholders' equity (deficit)........................     (24,568)         (8,454)
                                                               ---------       ---------
                                                               $  84,534       $  80,114
                                                               =========       =========

 The accompanying notes are an integral part of these consolidated statements.

                            INTEK GLOBAL CORPORATION

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                               ($'S IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Cash Flows From Operating Activities:
Net loss....................................................  $(15,036)   $(14,277)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation and amortization...............................     2,806       2,948
Interest added to principal.................................                 2,170
Stock option expense........................................       317          --
Changes in operating assets and liabilities:
Accounts receivable and amounts due from related parties....      (249)      2,994
Deposits....................................................     1,677          --
Inventories.................................................    (3,097)        700
Income taxes receivable from related parties................        --         261
Prepaid expenses and other current assets...................      (208)       (376)
Accounts payable and amounts due to related parties.........     1,101        (161)
Accrued liabilities.........................................    (2,242)      1,709
Accrued liabilities to related parties......................        --         304
Deferred income.............................................        --        (724)
Other.......................................................      (447)        (57)
                                                              --------    --------
Net cash used in operating activities.......................   (15,378)     (4,509)
                                                              --------    --------
Cash Flows From Investing Activities:
Proceeds from sale of marketable securities.................        --       7,458
Expenditures for property and equipment, net................    (2,192)     (3,453)
Expenditures for FCC licenses...............................    (7,017)     (5,707)
Collection of note receivable...............................       440         116
Other.......................................................       438        (222)
                                                              --------    --------
Net cash used in investing activities.......................    (8,331)     (1,808)
                                                              --------    --------
Cash Flows From Financing Activities:
Net change in bank overdraft................................     3,083         893
Proceeds from short term debt...............................     1,633       2,915
Proceeds from long term debt................................        --       1,656
Proceeds from notes payable-related party...................    17,186       2,000
Repayment on long and short term debt.......................    (1,993)         --
Purchase of treasury stock..................................        --      (1,329)
Other.......................................................       309        (277)
                                                              --------    --------
Net cash provided by financing activities...................    20,219       5,858
                                                              --------    --------
Effect of foreign exchange rates on cash....................        82          18
                                                              --------    --------
Net decrease in cash and cash equivalents...................    (3,408)       (441)
Cash and cash equivalents at beginning of period............     5,719       1,909
Cash and cash equivalents at end of period..................  $  2,311    $  1,468
                                                              ========    ========
Supplemental disclosures of cash flow information:
Cash paid for interest......................................  $    210    $     60
Cash paid for income taxes..................................  $           $

 The accompanying notes are an integral part of these consolidated statements.

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) PRESENTATION

     The unaudited condensed consolidated financial statements included herein have been prepared by Intek Global Corporation (the "Company" or "Intek Global"), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with Management's Discussion and Analysis and the financial statements and the notes thereto included in the Company's latest annual report on Form 10-K for the period ended September 30, 1998. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") used in the United States ("U.S."). Such accounting principles differ in certain respects from GAAP used in the United Kingdom ("U.K."), which is applied by the Company's Securicor Electronics Limited ("SEL") subsidiary (formerly known as Securicor Radiocoms Limited) for local and statutory financial reporting purposes. The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented taken as a whole. These adjustments are of a normal and recurring nature. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The results of the interim periods are not necessarily indicative of results to be expected for the entire year.

(2) FINANCIAL INSTRUMENTS

     The Company's management believes that fair value of all financial instruments approximates carrying value. The Company is exposed to foreign currency exchange risk related to non-LM technology inventory purchased from its Japanese supplier. The Company periodically enters into foreign currency forward contracts to minimize the impact of currency movements on firm purchase commitments from this supplier. The counter party for these instruments is a major financial institution. The Company accounts for these foreign currency forward contracts using hedge accounting. The terms of the derivatives are set to approximate the inventory purchase dates. The Company regularly monitors its foreign currency exposures and ensures that the total amount of the foreign currency forward contracts do not exceed the firm purchase commitments subject to foreign exchange risk. Gains and losses on the foreign currency forward contracts are deferred and recognized when the related inventory purchases are recorded. The Company does not enter into derivative financial instruments for trading or speculative purposes. Details of the hedging of firm foreign commitments as of March 31, 1999 follows:

                                                         MARCH 31, 1999
                                                         --------------
                                                          (Y'S AND $'S
                                                         IN THOUSANDS)
Firm foreign purchase commitments......................     Y144,345
Outstanding hedge contracts............................       20,000
                                                            --------
Unhedged position......................................     Y124,345
                                                            ========
Unhedged position......................................     $  1,058
                                                            ========
Outstanding hedge contracts at contract rate...........     $    172
Outstanding hedge contracts at fair value (based upon
  market prices at balance sheet date).................     $    170

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

(3) INVENTORIES

     Inventories consist of the following (in thousands):

                                                       MARCH 31,    SEPTEMBER 30,
                                                         1999           1998
                                                       ---------    -------------
                                                              (UNAUDITED)
Raw materials........................................   $ 5,820        $ 6,077
Work in progress.....................................     2,995          2,681
Finished goods.......................................    15,178         12,108
                                                        -------        -------
Subtotal.............................................    23,993         20,866
Inventory not likely to be used or sold within one
  year...............................................    (3,549)        (3,189)
                                                        -------        -------
Total current inventories............................   $20,444        $17,677
                                                        =======        =======

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                       ESTIMATED     MARCH 31,   SEPTEMBER 30,
                                                      USEFUL LIVES     1999          1998
                                                      ------------   ---------   -------------
                                                                            (UNAUDITED)
Land................................................                  $   401       $   423
Buildings...........................................   11 to 50         2,908         2,735
Site equipment......................................      10           16,294        15,893
Production & test equipment.........................   3 to 10          4,088         4,077
Furniture, fixtures and computers...................   3 to 10          3,275         3,190
Equipment held for rental...........................    3 to 5          3,645         2,451
                                                                      -------       -------
Total property and equipment, at cost...............                   30,611        28,769
  Less accumulated depreciation.....................                   (7,027)       (5,200)
                                                                      -------       -------
Net property and equipment..........................                  $23,584       $23,569
                                                                      =======       =======

(5) INTANGIBLE AND LONG LIVED ASSETS

     Intangible assets consists of the following (in thousands):

                                                       MARCH 31,    SEPTEMBER 30,
                                                         1999           1998
                                                       ---------    -------------
                                                              (UNAUDITED)
Excess of cost over fair value of net assets acquired
  (goodwill):
  Intek Global USA, Inc. ............................   $ 9,755        $ 9,755
  Data Express.......................................     1,386          1,386
                                                        -------        -------
                                                         11,141         11,141
FCC licenses acquired from third parties.............    18,351         11,333
Trademarks and patents...............................        81             81
                                                        -------        -------
Total intangibles....................................    29,573         22,555
  Less accumulated amortization......................    (2,354)        (1,594)
                                                        -------        -------
Net intangibles......................................   $27,219        $20,961
                                                        =======        =======

(6) SEGMENT REPORTING

     During fiscal 1998, the Company restructured itself to integrate its design, manufacturing, distribution and airtime operations. The Company operates in one industry segment as defined by FAS No. 131,

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

"Disclosures about Segments of an Enterprise and related Information." The Company is a provider of spectrum-efficient wireless communications technology, products and services. This conclusion is based upon how the Company's chief operating decision makers view the Company's operations and how decisions are made to invest resources and to assess performance. Products include linear modulation ("LM") and non-LM based radios, and products manufactured under contract for third parties. Services include subscriber revenues, royalties, equipment rental, and non-warranty repair. All prior year segment information has been restated to reflect the current year's structure of the Company's internal organization. The Company's geographic data from continuing operations for the six months ended March 31, 1999 and 1998 are as follows ($'s in thousands):

                                                                      REVENUES
                                                              6 MONTHS ENDED MARCH 31,
                                                              ------------------------
                                                                1999            1998
                                                              --------        --------
                                                                    (UNAUDITED)
Geographic Areas
United States...............................................  $ 7,225         $ 6,294
  Unaffiliated..............................................
  To foreign affiliates.....................................    5,541          10,989
Foreign
  Europe (primarily United Kingdom).........................
  To United States affiliates...............................    3,154           1,616
Total sales between geographic areas........................   (3,154)         (1,616)
                                                              -------         -------
  Consolidated Revenues.....................................  $12,766         $17,283
                                                              =======         =======

                                                                   LONG TERM ASSETS
                                                              --------------------------
                                                              MARCH 31,    SEPTEMBER 30,
                                                                1999           1999
                                                              ---------    -------------
                                                                     (UNAUDITED)
United States...............................................   $51,096        $44,270
United Kingdom..............................................     4,093          4,636
                                                               -------        -------
Total consolidated long term assets.........................   $55,189        $ 8,906
                                                               =======        =======

(7) RELATED PARTY TRANSACTIONS

     Related parties of Intek Global include Securicor Communications Limited ("Securicor"), a corporation formed under the laws of England and Wales, and its ultimate parent company, the directors and officers of Intek Global and companies that are affiliated with Directors of the Company. Related party transactions, other than those disclosed elsewhere in the Notes to the Consolidated Financial Statements and in the Company's annual report on Form10-K, are disclosed below. The Company believes that the terms of the transactions and the agreements described below are on terms at least as favorable as those which it could otherwise have obtained from unrelated parties. On-going and future transactions with related parties will be (1) on terms at least as favorable as those which the Company would be able to obtain from unrelated parties; (2) for bona fide business purposes; and (3) approved by a majority of the disinterested and non-employee directors.

  Securicor

     Pursuant to a Support Services Agreement dated December 3, 1996, by and between the Company and Securicor, the Company agreed to obtain certain support and administrative services for SEL from Securicor and/or its affiliates for the purpose of enabling the Company to manage an orderly transition in its owner ship of SEL during fiscal 1997. During fiscal 1997, approximately $0.7 million of support and administrative service costs (including services of Edmund Hough, Intek Global's former Chief Executive

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES

Officer) were billed to Intek Global by Securicor. As of March 31, 1999, these costs remained unpaid by Intek Global.

     SEL sells products to Securicor. In the first half of fiscal year 1999, revenues from such sales were $1,025,000. Sales to Securicor during the first half of fiscal year 1998 were $1,324,000.

  Directors, Officers and Affiliated Companies

     Steven Wasserman, a director and Secretary of the Company, is a partner of the law firm Kohrman Jackson & Krantz. Robert Kelly, a director of the Company, is a partner of the law firm Squire, Sanders & Dempsey L.L.P., which acquired the practice of Kelly & Povich, P.C. John Wareham, a director of the Company, is the President of the management consulting and executive recruiting firm Wareham Associates, Inc.

     The law firm Kohrman Jackson & Krantz performs legal services for the Company and its subsidiaries for which it received fees of approximately $25,000 and $72,000 during the first half of fiscal 1999 and 1998, respectively. In addition, Mr. Wasserman receives $2,000 per month as compensation for his services as the secretary of the Company.

     The law firm of Squire, Sanders & Dempsey L.L.P., which acquired the practice of Kelly & Povich, P.C., received fees of approximately $295,000 and $91,000 during the first half of fiscal 1999 and 1998, respectively. Mr. Kelly is a member of the Company's Board of Directors.

     The firm of Wareham Associates, Inc. provides management consulting and executive recruiting services to the Company for which it received fees of approximately $66,000 during the first half of fiscal 1999. No fees were paid to Wareham Associates, Inc. during the first half of fiscal 1998.

     In December 1998, the Company retired $440,625 in debt related to the repurchase in March, 1998 of 352,500 shares of Intek Global common stock from Simmonds Capital Limited in a private transaction.

     Directors are compensated for services at the rate of $12,000 per year plus $1,000 per board meeting and $500 per committee meeting. Committee chairpersons receive an additional $2,000 per year.

     The Company has entered into several related party borrowings with Securicor (see note 8). Roger Wiggs and Michael Wilkinson, directors of the Company, are also officers and directors of Securicor. Directors fees for Messrs. Wiggs and Wilkinson are paid to Securicor plc.

(8) DEBT

  Related Party Borrowings

     In December 1997, the Company entered into a loan agreement ("December 1997 Facility") with Securicor replacing all prior loan agreements providing the Company the ability to borrow up to $29.5 million. The December 1997 Facility bears interest at 11.5% per annum, payable at June 30, 2003. Interest is accrued each month, and on June 30 of each year, is to be added to the principal amount outstanding. Principal payments are to be $0.5 million per month for 12 months beginning July 1, 2001, $1.0 million per month for 11 months beginning July 1, 2002, with the remaining balance due and payable on June 30, 2003. The obligations under the December 1997 Facility can be prepaid by the Company at any time in $1.65 million increments without penalty. The December 1997 Facility has to be repaid if Securicor ceases to be the beneficial owner of more than 50 percent of Intek Global common stock as a result of any transaction except the direct or indirect transfer of the Intek Global common stock by Securicor and also is subject to mandatory prepayments at the rate of 50 percent of the net proceeds of any financing by the Company exceeding $8.0 million. The December 1997 Facility contains a consolidated net worth covenant with which Securicor waived compliance until April 2000. Absent such waiver, as of March 31, 1999, the Company would not be in compliance with such covenant. The amount payable under the December 1997 Facility totaled $33.7 million at March 31, 1999,consisting of original principal borrowings of $29.5 million,

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES capitalized interest of approximately $1.2 million and accrued interest payable of approximately $3.0 million.

     In December 1998, the Company entered into an additional financing arrangement ("December 1998 Facility") with Securicor providing the Company the ability to borrow up to $25 million. Loans provided under this convertible subordinated debt facility will accrue interest at the rate of 11.5 percent per annum and will mature on December 31, 1999. The rate of conversion, if the conversion feature is elected by Securicor, will be based on the market value of Intek Global common stock over specified periods. At March 31, 1999, the amount payable under the December 1998 Facility totaled $17.8 million, consisting of original principal borrowings of $17.5 million and accrued interest payable of approximately $0.3 million.

     As a result of the above arrangements, as of March 31, 1999, related party borrowings will be repaid as follows (dollars in thousands):

FISCAL YEAR
-----------
1999.......................................................  $ 1,092
2000.......................................................   17,840
2001.......................................................    1,500
2002.......................................................    7,500
2003.......................................................   24,386
Thereafter.................................................       --
                                                             -------
                                                             $52,318
                                                             =======

     During the first half of fiscal 1999 and 1998, interest expense for related party borrowings totaled approximately $2,127,000, and $1,439,000, respectively.

  Third Party Borrowings

     In December 1997, Intek Global USA entered into a revolving credit facility ("Credit Facility") with a non-bank lender. The Credit Facility makes available $5.0 million through December 1999. Borrowings under the Credit Facility are secured by the assets of Intek Global USA and bear interest at 1.5% above the lender's base rate (as defined). The Credit Facility contains, among other covenants, a covenant relating to leverage, limitations on Intek Global USA's ability to repay intercompany indebtedness and repayment provisions related to change in control of Intek Global USA. The Company uses the Credit Facility for issuance of letter of credit commitments on behalf of Intek Global USA, and for borrowings for working capital. As of March 31, 1999, there was indebtedness outstanding of approximately $2.3 million and letter of credit commitments of $1.0 million under this Credit Facility.

     In December 1997, Intek Global completed the acquisition of selected assets of Wireless Plus. The purchase price paid by the Company to Wireless Plus included a secured subordinated note in the amount of approximately $2.6 million bearing interest at the rate of 8% per annum payable annually. The note principal is payable in two equal annual installments due in February 1999 and February 2000. The first installment of $1.5 million was paid in February 1999 consisting of principal in the amount of $1.3 million and accrued interest in the amount of $0.2 million. As of March 31, 1999 the outstanding balance totaled $1.3 million.

     In March 1998, Intek Global repurchased 352,500 shares of Intek Global common stock at $2.75 per share in a private transaction for a total of $969,375 (Note 7). The purchase price paid by the Company included notes in the aggregate amount of $440,625. The notes were non-interest bearing and were repaid on December 15, 1998.

     In August 1998, the Company entered into a purchase agreement with ComTech. The purchase price paid by the Company to ComTech included a three-year promissory note in the amount of $408,039,

                   INTEK GLOBAL CORPORATION AND SUBSIDIARIES bearing interest at the rate of 9%per annum. The note principal is payable in two installments in fiscal 2000 and 2001.

     SEL has an overdraft agreement of 2.0 million pounds sterling (approximately U.S. $3.2 million) with a bank. Borrowings under the Agreement are unsecured at an adjustable rate of 1% over the prevailing U.K. base rate for borrowings up to the agreement limit. Borrowings in excess of the agreement limit are at 23%. The rate at March 31, 1999 was 6.5%. The Company uses the overdraft Facility for borrowings for working capital. As of March 31, 1999,there was indebtedness of approximately $3.7 million under this overdraft agreement.

     In addition, the Company has other borrowings related primarily to the acquisition of property and equipment from third parties in the aggregate amount of $367,000 at March 31, 1999.

     As a result of the above agreements, as of March 31, 1999, third party borrowings will be repaid as follows ($'s in thousands):

FISCAL YEAR
-----------
1999........................................................  $3,659
2000........................................................   3,952
2001........................................................     350
2002........................................................      83
2003........................................................       3
Thereafter..................................................      --
                                                              ------
                                                              $8,047
                                                              ======

(9) COMMITMENTS

  Site Leases

     The Company has entered into site leases for the housing of radio base station equipment and antenna systems related to the Intek Global USA network. These leases may vary in term from monthly to 5 years with provisions for subsequent extensions upon the mutual agreement of the parties. In addition, the Company has lease commitments for office space, vehicles and office equipment. As of March 31, 1999, total future minimum lease payments are as follows ($'s in thousands):

FISCAL YEAR
-----------
1999........................................................  $1,777
2000........................................................   1,891
2001........................................................   1,174
2002........................................................     381
2003........................................................     162
Thereafter..................................................     237
                                                              ------
                                                              $5,622
                                                              ======

  Purchase Commitments

     As of March 31, 1999, Intek Global USA had a purchase commitment with its main supplier of radios to purchase approximately $1.4 million of inventory, and a second commitment with another supplier of radios for contract manufacturing totaling approximately $1.0 million.

(10) LEGAL PROCEEDINGS

     A discussion of the Company's pending litigation is contained in its quarterly report filed on Form 10-Q for the quarter ended December 31, 1998.

     Facsimile copies of the Letters of Transmittal, properly completed and duly executed, will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

     By First Class Mail:           By Overnight Delivery:                 By Hand:
         P.O. Box 3301                85 Challenger Road           120 Broadway, 13th Floor
 South Hackensack, New Jersey          Mail Drop - Reorg           New York, New York 10271
             07606                Ridgefield Park, New Jersey        Attn: Reorganization
     Attn: Reorganization                    07660                        Department
          Department                 Attn: Reorganization
                                          Department

  By Facsimile Transmission:                                         To Confirm Facsimile
  (For Eligible Institutions                                       Transmission Only, Call:
             Only)                                                      (201) 296-4860
        (201) 296-4293

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                     The Information Agent for the Offer is
                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                            New York, New York 10010

                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO. LLC
                              30 Rockefeller Plaza
                               New York, NY 10020
                         (212) 632-6717 (call collect)
                        request and at the expense of us